Exhibit 99.2

80	Shaw Communications Inc. 2019 Annual Report

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

AND REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

November 27, 2019

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Shaw Communications Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with International Financial Reporting Standards. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with the financial statements.

Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. Management believes that the systems provide reasonable assurance that transactions are properly authorized and recorded, financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board and its directors are unrelated and independent. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and, to review the annual report, the financial statements and the external auditors’ report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any of the effectiveness of internal control are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at August 31, 2019.

[Signed]	[Signed]

Brad Shaw	Trevor English
Chief Executive Officer	Executive Vice President, Chief Financial & Corporate Development Officer

Consolidated Financial Statements Shaw Communications Inc.	81

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Shaw Communications Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Shaw Communications Inc. (the “Company”) as of August 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at August 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended, in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of August 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission framework (2013) and our report dated November 27, 2019 expressed an unqualified opinion thereon.

Adoption of IFRS 15 Revenue from Contracts with Customers

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for Revenue which has been given retrospective application, due to the adoption of IFRS 15, Revenue from Contracts with Customers, which included the disclosure of the September 1, 2017 statement of financial position.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

82	Shaw Communications Inc. 2019 Annual Report

Valuation of the Wireless cash generating unit’s indefinite-life intangibles

Description of the Matter

As more fully described in Note 10 to the consolidated financial statements, the Company conducted its annual impairment test on goodwill and indefinite-life intangibles as at February 1, 2019 and the recoverable amount of the cash generating units exceeds their carrying value.

Auditing management’s impairment test is complex and judgmental due to the estimation required in determining the recoverable amount of the cash generating units. The recoverable amount was estimated using a discounted cash flow and is sensitive to assumptions such as revenue growth rate, earnings growth rate, earnings before interest tax and amortization margin, terminal operating discount rate, terminal growth rate and terminal operating income before restructuring costs and amortization multiple.

How We Addressed the Matter in Our Audit

We obtained an understanding of management’s process for identifying indicators of impairment and for performing their impairment assessment. We evaluated the design and tested the operating effectiveness of controls over the Company’s impairment indicators assessment and processes to determine the recoverable amount. For example, we tested controls over the Company’s strategic planning process as well as controls over the review of the significant assumptions in estimating the recoverable amount of the cash generating units.

To test the estimated recoverable amount of the goodwill and indefinite-life intangible assets, our audit procedures included, among others, assessing the methodology used and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. We also involved an EY valuation specialist to assist us. We compared the significant assumptions used by management to historical and current trends and evaluated the reasonability of revenue streams and margins. We audited the forecasted revenue by evaluating future subscriber growth, expected customer churn, and average rate per subscriber unit. We assessed the historical accuracy of management’s estimates and performed sensitivity analyses on significant assumptions to evaluate changes in the recoverable amount of the cash generating units that would result from changes in the assumptions. We assessed the adequacy of the Company’s disclosure in the consolidated financial statements.

Chartered Professional Accountants

We have served as the Company’s auditor since 1966.

Calgary, Canada

November 27, 2019

Consolidated Financial Statements Shaw Communications Inc.	83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Shaw Communications Inc.:

Opinion on Internal Control over Financial Reporting

We have audited Shaw Communications Inc.’s internal control over financial reporting as of August 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, Shaw Communications Inc. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of August 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position as at August 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes and our report dated November 27, 2019 expressed an unqualified opinion thereon.

Basis of Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Calgary, Canada

November 27, 2019

84	Shaw Communications Inc. 2019 Annual Report

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of Canadian dollars)	August 31, 2019	August 31, 2018 (restated, note 2)	September 1, 2017 (restated, note 2)
ASSETS
Current
Cash	1,446	384	507
Accounts receivable (note 4)	287	253	286
Inventories (note 5)	86	61	59
Other current assets (note 6)	291	273	179
Current portion of contract assets (note 22)	106	103	31
Assets held for sale (note 3)	–	–	61

	2,216	1,074	1,123
Investments and other assets (notes 7 and 30)	37	660	937
Property, plant and equipment (note 8)	4,883	4,702	4,394
Other long-term assets (note 9)	195	197	216
Deferred income tax assets (note 25)	4	4	4
Intangibles (note 10)	7,979	7,482	7,435
Goodwill (note 10)	280	280	280
Contract assets (note 22)	52	32	28

	15,646	14,431	14,417

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings (note 11)	40	40	–
Accounts payable and accrued liabilities (note 12)	1,015	970	909
Provisions (note 13)	224	245	76
Income taxes payable	82	133	151
Current portion of contract liabilities (note 22)	223	226	214
Current portion of long-term debt (notes 14 and 30)	1,251	1	2
Liabilities held for sale (note 3)	–	–	39

	2,835	1,615	1,391
Long-term debt (notes 14 and 30)	4,057	4,310	4,298
Other long-term liabilities (notes 15 and 28)	75	13	114
Provisions (note 13)	79	179	67
Deferred credits (note 16)	425	442	469
Contract liabilities (note 22)	15	18	21
Deferred income tax liabilities (note 25)	1,875	1,884	1,863

	9,361	8,461	8,223

Commitments and contingencies (notes 14, 27 and 28)
Shareholders’ equity
Common and preferred shareholders	6,282	5,969	6,193
Non-controlling interests in subsidiaries	3	1	1

	6,285	5,970	6,194

	15,646	14,431	14,417

See accompanying notes

On behalf of the Board:

[Signed]	[Signed]
JR Shaw	Michael O’Brien
Director	Director

Consolidated Financial Statements Shaw Communications Inc.	85

CONSOLIDATED STATEMENTS OF INCOME

Years ended August 31, (millions of Canadian dollars except per share amounts)	2019 $	2018 (restated, note 2) $
Revenue (notes 22 and 26)	5,340	5,189
Operating, general and administrative expenses (note 23)	(3,186)	(3,132)
Restructuring costs (notes 13 and 23)	9	(446)
Amortization:
Deferred equipment revenue (note 16)	21	30
Deferred equipment costs (note 9)	(85)	(110)
Property, plant and equipment, intangibles and other (notes 8,9,10 and 16)	(974)	(945)

Operating income from continuing operations	1,125	586
Amortization of financing costs – long-term debt (note 14)	(3)	(3)
Interest expense (notes 14 and 26)	(258)	(248)
Equity income (loss) of an associate or joint venture (note 7)	46	(200)
Loss on disposal of an associate or joint venture (note 7)	(109)	–
Other gains (losses) (note 24)	50	32

Income from continuing operations before income taxes	851	167
Current income tax expense (note 25)	114	137
Deferred income tax expense (note 25)	4	(9)

Net income from continuing operations	733	39
Loss from discontinued operations, net of tax (note 3)	–	(6)

Net income	733	33

Net income from continuing operations attributable to:
Equity shareholders	731	39
Non-controlling interests	2	–

	733	39
Loss from discontinued operations attributable to:
Equity shareholders	–	(6)

Basic earnings (loss) per share (note 19)
Continuing operations	1.41	0.06
Discontinued operations	–	(0.01)

	1.41	0.05

Diluted earnings (loss) per share (note 19)
Continuing operations	1.41	0.06
Discontinued operations	–	(0.01)

	1.41	0.05

See accompanying notes

86	Shaw Communications Inc. 2019 Annual Report

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended August 31, (millions of Canadian dollars)	2019 $	2018 (restated, note 2) $
Net income	733	33
Other comprehensive income (loss) (note 21)
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	2	5
Adjustment for hedged items recognized in the period	(2)	3
Share of other comprehensive income of associates	(13)	10

Reclassification of accumulated gain to income related to the sale of an associate	(3)	–

	(16)	18
Items that will not be subsequently reclassified to income:
Remeasurements on employee benefit plans	(39)	74

	(55)	92

Comprehensive income	678	125

Comprehensive income attributable to:
Equity shareholders	678	125

See accompanying notes

Consolidated Financial Statements Shaw Communications Inc.	87

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Year ended August 31, 2019
	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
September 1, 2018, as previously reported	4,349	27	1,619	(39)	5,956	1	5,957
Transition adjustments – IFRS 15 (note 2)	–	–	22	–	22	–	22

Restated balance at September 1, 2018	4,349	27	1,641	(39)	5,978	1	5,979
Change in accounting policy adjustments (note 2)	–	–	(9)	–	(9)	–	(9)

Restated balance as at September 1, 2018	4,349	27	1,632	(39)	5,969	1	5,970
Net income	–	–	731	–	731	2	733
Other comprehensive loss	–	–	–	(55)	(55)	–	(55)

Comprehensive income (loss)	–	–	731	(55)	676	2	678
Dividends	–	–	(401)	–	(401)	–	(401)
Dividend reinvestment plan	217	–	(217)	–	–	–	–
Shares issued under stock option plan	39	(4)	–	–	35	–	35
Share-based compensation	–	3	–	–	3	–	3

Balance as at August 31, 2019	4,605	26	1,745	(94)	6,282	3	6,285

Year ended August 31, 2018
	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
September 1, 2017, as previously reported	4,090	30	2,164	(131)	6,153	1	6,154
Transition adjustments – IFRS 15 (note 2)	–	–	40	–	40	–	40

Restated balance as at September 1, 2017	4,090	30	2,204	(131)	6,193	1	6,194
Net income (restated, note 2)	–	–	33	–	33	–	33
Other comprehensive income	–	–	–	92	92	–	92

Comprehensive income	–	–	33	92	125	–	125
Dividends	–	–	(394)	–	(394)	–	(394)
Dividend reinvestment plan	211	–	(211)	–	–	–	–
Shares issued under stock option plan	48	(6)	–	–	42	–	42
Share-based compensation	–	3	–	–	3	–	3

Restated balance as at August 31, 2018	4,349	27	1,632	(39)	5,969	1	5,970

See accompanying notes

88	Shaw Communications Inc. 2019 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended August 31, (millions of Canadian dollars)	2019 $	2018 (restated, note 2) $
OPERATING ACTIVITIES
Funds flow from operations (note 31)	1,777	1,177
Net change in non-cash balances related to continuing operations	(209)	178
Operating activities from discontinued operations	–	(2)

	1,568	1,353

INVESTING ACTIVITIES
Additions to property, plant and equipment (note 26)	(1,109)	(1,121)
Additions to equipment costs (net) (note 26)	(42)	(49)
Additions to other intangibles (note 26)	(147)	(131)
Proceeds on sale of non-core business	40	–
Proceeds on sale of spectrum licences	–	35
Spectrum acquisitions	(492)	(25)
Proceeds on sale of discontinued operations, net of cash sold	–	18
Proceeds on sale of investments	551	–
Net additions to investments and other assets	7	88
Proceeds on disposal of property, plant and equipment (notes 26 and 31)	59	9

	(1,133)	(1,176)

FINANCING ACTIVITIES
Increase in short-term borrowings (note 11)	–	40
Increase in long-term debt	1,000	10
Bank credit facility arrangement costs	(9)	–
Issue of Class B Non-Voting Shares	35	43
Dividends paid on Class A Shares and Class B Non-Voting Shares	(389)	(384)
Dividends paid on Series A Preferred Shares	(9)	(8)
Other	(1)	(1)

	627	(300)

Increase (decrease) in cash	1,062	(123)
Cash, beginning of year	384	507

Cash, end of year	1,446	384

See accompanying notes

Consolidated Financial Statements Shaw Communications Inc.	89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in millions of Canadian dollars except share and per share amounts)

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian connectivity company whose core operating business is providing: Cable telecommunications, Satellite video services and data networking to residential customers, business and public-sector entities (“Wireline”); and wireless services for voice and data communications (“Wireless”).

The Company was incorporated under the laws of the Province of Alberta on December 9, 1966 under the name Capital Cable Television Co. Ltd. and was subsequently continued under the Business Corporations Act (Alberta) on March 1, 1984 under the name Shaw Cablesystems Ltd. Its name was changed to Shaw Communications Inc. on May 12, 1993. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”), TSX Venture Exchange and New York Stock Exchange (“NYSE”) (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). The registered office of the Company is located at Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the Company for the years ended August 31, 2019 and 2018, were approved by the Board of Directors and authorized for issue on November 27, 2019.

Basis of presentation

These consolidated financial statements have been prepared primarily under the historical cost convention and are expressed in millions of Canadian dollars unless otherwise indicated. Other measurement bases used are outlined below and in the applicable notes. The consolidated statements of income are presented using the nature classification for expenses.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Certain figures included within these consolidated financial statements have been adjusted to correct an immaterial, inadvertent overstatement of previously reported wireless service revenue for the year ended August 31, 2019 of $7 million.

Basis of consolidation

(i)	Subsidiaries

The consolidated financial statements include the accounts of the Company and those of its subsidiaries, which are entities over which the Company has control. Control exists when the Company has power over an investee, is exposed to or has rights to variable returns from its involvement and has the ability to affect those returns. Intercompany transactions and balances are eliminated on consolidation. The results of operations of subsidiaries acquired during the period are included from their respective dates of acquisition, being the time at which the Company obtains control. Consolidation of a subsidiary ceases when the Company loses control. A change in ownership interests of a subsidiary, without a loss of control, is accounted for as an equity transaction. The Company assesses control through share ownership and voting rights.

Non-controlling interests arise from business combinations in which the Company acquires less than 100% ownership interest. At the time of acquisition, non-controlling interests are measured at either fair value or their proportionate share of the fair value of the acquiree’s identifiable assets. The Company determines the measurement basis on a transaction by transaction basis. Subsequent to acquisition, the carrying amount of non-controlling interests is increased or decreased for their share of changes in equity.

(ii)	Joint operations

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The consolidated financial statements include the Company’s proportionate share of the assets, liabilities, revenues, and expenses of its interests in joint operations.

90	Shaw Communications Inc. 2019 Annual Report

The Company’s joint operations consist of a 33.33% interest in the Burrard Landing Lot 2 Holdings Partnership (the “Partnership”). The Partnership owns and leases commercial space in Shaw Tower in Vancouver, BC, which is the Company’s headquarters for its lower mainland operations. In classifying its 33.33% interest in the Partnership as a joint operation, the Company considered the terms and conditions of the partnership agreement and other facts and circumstances including the primary purpose of Shaw Tower which is to provide lease space to the partners.

Investments in associates and joint ventures

Associates are entities over which the Company has significant influence. Significant influence is the power to participate in the operating and financial policies of the investee, but is not control or joint control.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Investments in associates and joint ventures are accounted for using the equity method. Investments of this nature are recorded at original cost and adjusted periodically to recognize the Company’s proportionate share of the associate’s or joint venture’s net income/loss and other comprehensive income/loss after the date of investment, additional contributions made and dividends received.

The Company classified its approximate 38% participating interest in Corus Entertainment Inc. (“Corus”) as an investment in an associate after considering both companies are subject to common control and the ability of the Company to appoint directors to Corus’ Board of Directors. On May 31, 2019, the Company sold all of its interest in Corus.

The Company classified its 50% interest in the Shomi Partnership (“shomi”) as an investment in a joint venture after considering the terms and conditions of the partnership. In September 2016, Shaw and Rogers Communications Inc., announced the decision to wind down its operations with service ending November 30, 2016. In December 2017, the remaining assets associated with shomi were transferred to their respective partners and the partnership was officially wound up.

Revenue and expenses

The Company has multiple deliverable arrangements comprised of upfront fees (subscriber connection and installation fee revenue, customer premise equipment revenue, handset equipment revenue) and related subscription and service revenue. Upfront fees charged to customers do not constitute separate units of accounting, therefore these revenue streams are assessed as an integrated package.

(i)	Revenue

The Company records revenue from contracts with customers in accordance with the following five steps:

(1)	identify the contract(s) with a customer;

(2)	identify the performance obligations in the contract;

(3)	determine the transaction price;

(4)	allocate the transaction price to the performance obligations in the contract; and,

(5)	recognize revenue when (or as) we satisfy a performance obligation.

Revenue for each performance obligation is recognized either over time or at a point in time. For performance obligations satisfied over time, revenue is recognized as the services are provided. Revenues on certain long-term contracts are recognized using output methods based on products delivered, performance completed to date and time elapsed. Revenue from Cable, Internet, Digital Phone, Direct-to-Home (“DTH”) and Wireless customers includes subscriber revenue earned as services are provided. Satellite distribution services and telecommunications service revenue is recognized in the period in which the services are rendered to customers. In addition to monthly service plans, the Company also offers multi-year service plans in which the total amount of the contractual service revenue is accounted for on a straight-line basis over the term of the plan. Fees for wireless voice, text and data services on a pay-per-use basis are recognized in the period that the service is provided.

Revenue from data centre customers includes colocation and other services revenue, including managed infrastructure revenue. Colocation revenue is recognized on a straight-line line basis over the term of the customer contract. Other services revenue, including managed infrastructure revenue, is recognized as the services are provided.

Notes to Consolidated Financial Statements Shaw Communications Inc.	91

Revenue for performance obligations satisfied at a point in time is recognized when control of the item or service transfers to the customer. Revenue from the direct sale of equipment to wireless subscribers or dealers is recognized when the equipment is delivered and accepted by the subscribers or dealers.

For bundled arrangements (e.g. wireless handsets, and voice and data services), items are accounted for as separate performance obligations if the item meets the definition of a distinct good or service. Stand-alone selling prices are determined using observable prices adjusted for market conditions and other factors, as appropriate. The Company offers a discretionary wireless handset discount program, whereby the subscriber earns the applicable discount by maintaining services with the Company, such that the receivable relating to the discount at inception of the transaction is reduced over a period of time. This discount is allocated proportionately between the equipment and service revenue, with the equipment discount recognized when the handset is delivered and the corresponding service discount is classified as a contract asset. The contract asset is reduced on a straight-line basis over the period which the discount is forgiven to a maximum of two years with an offsetting reduction to service revenue. The Company also offers a plan allowing customers to receive a larger up-front handset discount than they would otherwise qualify for if they pay a predetermined incremental charge to their existing service plan on a monthly basis. The charge is billed on a monthly basis but is recognized as revenue when the handset is delivered and accepted by the subscriber. The amount receivable is classified as part of other current or other long-term assets, as applicable, in the consolidated statement of financial position.

When a customer can modify their contract within predefined terms such that we are not able to enforce the transaction price agreed to, but can only contractually enforce a lower amount, we allocate revenue between performance obligations using the minimum enforceable rights and obligations and any excess amount is recognized as revenue as its earned.

(ii)	Contract assets and liabilities

We record a contract asset when we have provided goods and services to our customer but our right to related consideration for the performance obligation is conditional on satisfying other performance obligations. Contract assets are transferred to trade receivables when our right to consideration becomes conditional only as to the passage of time. A contract liability is recognized when we receive consideration in advance of the transfer of products or services to the customer. We account for contract assets and liabilities on a contract-by-contract basis, with each contract presented as either a net contract asset or a net contract liability accordingly.

Subscriber connection fees received from Cable, Internet, and Digital Phone customers are deferred as contract liabilities and recognized as revenue on a straight-line basis over three years. The costs of physically connecting a new home are capitalized as part of the distribution system and costs of disconnections are expensed as incurred.

Initial setup fees related to the installation of data centre services and installation revenue received on contracts with commercial business customers are deferred as contract liabilities and recognized as revenue on a straight-line basis over the related service contract, which generally span two to ten years. Direct and incremental costs associated with the installation of services or service contract, in an amount not exceeding the upfront revenue, are deferred as contract assets and recognized as an operating expense on a straight-line basis over the same period.

(iii)	Deferred commission cost assets

We defer the incremental cost to obtain or fulfill a contract with a customer over their expected period of benefit to the extent they are recoverable. These costs include certain commissions paid to internal and external representatives. We defer them as deferred commission cost assets in other assets and amortize them to operating costs over the pattern of the transfer of goods and services to the customer, which is typically evenly over either 24 or 36 consecutive months.

Direct and incremental initial selling, administrative and connection costs, including commissions related to subscriber acquisitions are deferred and recognized as an operating expense on a straight-line basis over three years.

(iv)	Deferred equipment revenue and deferred equipment costs

Revenue from sales of DTH equipment is deferred and recognized on a straight-line basis over three years commencing when subscriber service is activated. The total cost of the equipment, including installation, represents an inventoriable cost which is deferred and recognized on a straight-line basis over the same period. The DTH equipment is generally sold to customers at cost or a subsidized price in order to expand the Company’s customer base.

Revenue from sales of satellite tracking hardware and costs of goods sold is deferred and recognized on a straight-line basis over the related service contract for monthly service charges for air time, which is generally five years. The amortization of the revenue and cost of sale of satellite service equipment commences when goods are shipped.

92	Shaw Communications Inc. 2019 Annual Report

Recognition of deferred equipment revenue and deferred equipment costs is recorded as deferred equipment revenue amortization and deferred equipment costs amortization, respectively.

(v)	Deferred IRU revenue

Prepayments received under indefeasible right to use (“IRU”) agreements are amortized on a straight-line basis into income over the term of the agreement and included in amortization of property, plant and equipment, intangibles and other in the consolidated statements of income.

Cash

Cash is presented net of outstanding cheques. When the amount of outstanding cheques and the amount drawn under the Company’s revolving term facility are greater than the amount of cash, the net amount is presented as bank indebtedness.

Securitization of trade receivables

Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings as we do not transfer control and substantially all the risks and rewards of ownership to another entity and thus do not result in our de-recognition of the trade receivables sold.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances.

Inventories

Inventories include subscriber equipment such as DTH receivers, which are held pending rental or sale at cost or at a subsidized price and wireless handsets, accessories and SIM cards. When subscriber equipment is sold, the equipment revenue and equipment costs are deferred and amortized over three years. When the subscriber equipment is rented, it is transferred to property, plant and equipment and amortized over its useful life. Inventories are determined on a first-in, first-out basis, and are stated at cost due to the eventual capital nature as either an addition to property, plant and equipment or deferred equipment costs.

Inventories of wireless handsets, accessories and SIM cards are carried at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes expenditures incurred in acquiring the inventories and bringing them to their existing condition and location. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.

Property, plant and equipment

Property, plant and equipment are recorded at purchase cost. Direct labour and other directly attributable costs incurred to construct new assets, upgrade existing assets and connect new subscribers are capitalized as well as borrowing costs on qualifying assets. In addition, any asset removal and site restoration costs in connection with the retirement of assets are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred. Amortization is recorded on a straight-line basis over the estimated useful lives of assets as follows:

Asset	Estimated useful life
Cable, Wireless and telecommunications distribution system	3 – 20 years
Digital cable terminals and modems	3 – 5 years
Satellite audio, video and data network equipment and DTH receiving equipment	3 – 15 years
Buildings	15 – 40 years
Data centre infrastructure	3 – 21 years
Data processing	4 – 10 years
Other	4 – 20 years

The Company reviews the estimates of lives and useful lives on a regular basis.

Notes to Consolidated Financial Statements Shaw Communications Inc.	93

Assets held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale when specific criteria are met and are measured at the lower of carrying amount and estimated fair value less costs to sell. Assets held for sale are not amortized and are reported separately on the statement of financial position.

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have a major impact on the Company’s operations and financial results, and where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the consolidated financial statements and the notes to the consolidated financial statements, unless otherwise noted, and are presented net of tax in the statement of income for the current and comparative periods. Refer to Note 3 for further information regarding the Company’s discontinued operations.

Other long-term assets

Other long-term assets primarily include (i) equipment costs, as described in the revenue and expenses accounting policy, deferred and amortized on a straight-line basis over three to five years, (ii) the non-current portion of wireless handset discounts receivable as described in the revenue and expenses accounting policy, (iii) credit facility arrangement fees amortized on a straight-line basis over the term of the facility, (iv) long-term receivables, (v) network capacity leases, (vi) the non-current portion of prepaid maintenance and support contracts and (vii) direct costs in connection with initial setup fees and installation of services, as described in the revenue and expenses accounting policy, deferred and amortized on a straight-line basis over two to ten years.

Intangibles

The excess of the cost of acquiring cable, satellite, media, data centre and wireless businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast rights and licences, wireless spectrum licences, trademarks, brands, program rights, customer relationships and software assets. Broadcast rights and licences, wireless spectrum licences, trademarks and brands represent identifiable assets with indefinite useful lives.

Customer relationships represent the value of customer contracts and relationships acquired in a business combination and are amortized on a straight-line basis over their estimated useful lives ranging from 4 – 15 years.

Software that is not an integral part of the related hardware is classified as an intangible asset. Internally developed software assets are recorded at historical cost and include direct material and labour costs as well as borrowing costs on qualifying assets. Software assets are amortized on a straight-line basis over estimated useful lives ranging from 3 – 10 years. The Company reviews the estimates of lives and useful lives on a regular basis.

Borrowing costs

The Company capitalizes borrowing costs on qualifying assets that take more than one year to construct or develop using the Company’s weighted average cost of borrowing which approximated 5% (2018 – 6%).

Impairment

(i)	Goodwill and indefinite-life intangibles

The Company tests goodwill and indefinite-life intangibles for impairment annually (as at February 1) and when events or changes in circumstances indicate that the carrying value may be impaired. The recoverable amount of each cash-generating unit (“CGU”) is determined based on the higher of the CGU’s fair value less costs to sell (“FVLCS”) and its value in use (“VIU”). A CGU is the smallest identifiable group of assets that generate cash flows that are independent of the cash inflows from other assets or groups of assets. The Company’s cash generating units are Cable, Satellite, and Wireless. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

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(ii)	Non-financial assets with finite useful lives

For non-financial assets, such as property, plant and equipment and finite-life intangible assets, an assessment is made at each reporting date as to whether there is an indication that an asset may be impaired. If any indication exists, the recoverable amount of the asset is determined based on the higher of FVLCS and VIU. Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and written down to its recoverable amount. Previously recognized impairment losses are reviewed for possible reversal at each reporting date and all or a portion of the impairment is reversed if the asset’s value has increased.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The timing or amount of the outflow may still be uncertain. Provisions are measured using the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account risks and uncertainties associated with the obligation. Provisions are discounted where the time value of money is considered material.

(i)	Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, on a discounted basis, with a corresponding increase to the carrying amount of property and equipment, primarily in respect of wireless and transmitter sites. This cost is amortized on the same basis as the related asset. The liability is subsequently increased for the passage of time and the accretion is recorded in the income statement as accretion of long-term liabilities and provisions. The discount rates applied are subsequently adjusted to current rates as required at the end of reporting periods. Revisions due to the estimated timing of cash flows or the amount required to settle the obligation may result in an increase or decrease in the liability. Actual costs incurred upon settlement of the obligation are charged against the liability to the extent recorded.

(ii)	Restructuring provisions

Restructuring provisions, primarily in respect of employee termination benefits, are recognized when a detailed plan for the restructuring exists and a valid expectation has been raised to those affected that the plan will be carried out.

(iii)	Other provisions

Provisions for disputes, legal claims and contingencies are recognized when warranted. The Company establishes provisions after taking into consideration legal assessments (if applicable), expected availability of insurance or other recourse and other available information.

Deferred credits

Deferred credits primarily include: (i) prepayments received under IRU agreements amortized on a straight-line basis into income over the term of the agreement, (ii) equipment revenue, as described in the revenue and expenses accounting policy, deferred and amortized over three to five years, (iii) a deposit on a future fibre sale.

Leases

(i)	Operating leases

Rent expense for real estate leases that have escalating lease payments is recorded on a straight-line basis over the term of the lease. The difference between the expense recorded and the amount paid is recorded as deferred rent and included in deferred credits in the statement of financial position.

(ii)	Finance leases

Leases of property and equipment that transfer substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between interest expense and reduction of the lease liability. The property and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

Notes to Consolidated Financial Statements Shaw Communications Inc.	95

Income taxes

The Company accounts for income taxes using the liability method, whereby deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset and they relate to income taxes levied by the same authority in the same taxable entity. Income tax expense for the period is the tax payable for the period using tax rates substantively enacted at the reporting date, any adjustments to taxes payable in respect of previous years and any change during the period in deferred income tax assets and liabilities, except to the extent that they relate to a business combination or divestment, items recognized directly in equity or in other comprehensive income. The Company records interest and penalties related to income taxes in interest expense.

Tax credits and government grants

The Company receives tax credits primarily related to its research and development activities. Government financial assistance is recognized when management has reasonable assurance that the conditions of the government programs are met and accounted for as a reduction of related costs, whether capitalized and amortized or expensed in the period the costs are incurred.

Foreign currency translation

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate at the date of the transaction. Monetary assets and liabilities are translated at the period-end rate of exchange and non-monetary items are translated at historic exchange rates. The net foreign exchange gain/(loss) recognized on the translation and settlement of current monetary assets and liabilities was $5 (2018 – $1) and is included in other gains/(losses).

Financial instruments other than derivatives

Financial instruments have been classified and measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL). Cash and derivative instruments have been classified as FVTPL and are recorded at fair value with any change in fair value immediately recognized in income (loss). Investments in equity securities are classified and measured at FVTPL. Loans and receivables and financial liabilities are carried at amortized cost. None of the Company’s financial liabilities are classified as FVTPL.

Finance costs and discounts associated with the issuance of debt securities are netted against the related debt instrument and amortized to income using the effective interest rate method. Accordingly, long-term debt accretes over time to the principal amount that will be owing at maturity.

Derivative financial instruments and hedging activities

The Company uses derivative financial instruments, such as foreign currency forward purchase contracts, to manage risks from fluctuations in foreign exchange rates. All derivative financial instruments are recorded at fair value in the statement of financial position. Where permissible, the Company accounts for these financial instruments as hedges which ensures that counterbalancing gains and losses are recognized in income in the same period. With hedge accounting, changes in the fair value of derivative financial instruments designated as cash flow hedges are recorded in other comprehensive income (loss) until the variability of cash flows relating to the hedged asset or liability is recognized in income (loss). When an anticipated transaction is subsequently recorded as a non-financial asset, the amounts recognized in other comprehensive income (loss) are reclassified to the initial carrying amount of the related asset. Where hedge accounting is not permissible or derivatives are not designated in a hedging relationship, they are classified as held-for-trading and the changes in fair value are immediately recognized in income (loss).

Instruments that have been entered into by the Company to hedge exposure to foreign currency risk are reviewed on a regular basis to ensure the hedges are still effective and that hedge accounting continues to be appropriate.

Fair value measurements

Fair value estimates are made at a specific point in time, based on relevant market information and information about the underlying asset or liability. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions.

The fair value hierarchy consists of the following three levels:

Level 1 Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs for the asset or liability are based on observable market data, either directly or indirectly, other than quoted prices.

Level 3 Inputs for the asset or liability are not based on observable market data.

The Company determines whether transfers have occurred between levels in the fair value hierarchy by assessing the impact of events and changes in circumstances that could result in a transfer at the end of each reporting period.

Employee benefits

The Company accrues its obligations under its employee benefit plans, net of plan assets. The cost of pensions and other retirement benefits earned by certain employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of salary escalation and retirement ages of employees. Past service costs from plan initiation and amendments are recognized immediately in the income statement. Remeasurements include actuarial gains or losses and the return on plan assets (excluding interest income). Actuarial gains and losses occur because assumptions about benefit plans relate to a long time frame and differ from actual experiences. These assumptions are revised based on actual experience of the plans such as changes in discount rates, expected retirement ages and projected salary increases. Remeasurements are recognized in other comprehensive income (loss) on an annual basis, at a minimum, and on an interim basis when there are significant changes in assumptions.

August 31 is the measurement date for the Company’s employee benefit plans. The last actuarial valuations for funding purposes for the various plans were performed effective August 31, 2019 and the next actuarial valuations for funding purposes are effective August 31, 2020.

Share-based compensation

The Company has a stock option plan for directors, officers, employees and consultants to the Company. The strike price of options to purchase shares must be issued at not less than the fair value at the date of grant. Any consideration paid on the exercise of stock options, together with any contributed surplus recorded at the date the options vested, is credited to share capital. The Company calculates the fair value of share-based compensation awarded to employees using the Black-Scholes option pricing model. The fair value of options are expensed and credited to contributed surplus over the vesting period of the options using the graded vesting method.

The Company has a restricted share unit (“RSU”) and performance share unit (“PSU”) plan which provides that RSUs may be granted to officers, employees and directors of the Company, and PSUs may be granted to officers and employees of the Company. RSUs vest on either the first, second and third anniversary of the grant date or 100% on the third anniversary of the grant date and compensation is recognized on a straight-line basis over the three-year vesting period. PSUs vest 100% on the third anniversary of the grant date. RSUs and PSUs will be settled in either cash or Class B Non-Voting Shares as determined by the Human Resources and Compensation Committee at the time of the grant and the obligation for RSUs and PSUs is measured at the end of each period at fair value using the Black-Scholes option pricing model and the number of outstanding RSUs and PSUs. For PSUs, the performance criteria is set by the Human Resources and Compensation Committee at the time of the grant, and typically requires the achievement of a minimum level of performance, otherwise the payment is zero, while maximum performance is capped at 150%. On settlement of vested PSUs, the number of Class B Non-Voting Shares issued or delivered, or the amount of cash payment will be multiplied by the applicable performance factor.

The Company has a deferred share unit (“DSU”) plan for its Board of Directors. Compensation cost is recognized immediately as DSUs vest when granted. DSUs will be settled in cash and the obligation is measured at the end of each period at fair value using the Black-Scholes option pricing model and the number of outstanding DSUs.

Directors may elect to receive their compensation in cash, RSUs, DSUs or a combination thereof. Any director who has not met their share ownership guidelines is generally required to elect to receive at least 50% of their annual compensation in DSUs and/or RSUs.

The Company has an employee share purchase plan (the “ESPP”) under which eligible employees may contribute to a maximum of 5% of their monthly base compensation. The Company contributes an amount equal to 25% of the participant’s contributions, increasing to 33% once an employee reaches 10 years of continuous service, and records such amounts as compensation expense.

Notes to Consolidated Financial Statements Shaw Communications Inc.	97

Earnings per share

Basic earnings per share is based on net income attributable to equity shareholders adjusted for dividends on preferred shares and is calculated using the weighted average number of Class A Shares and Class B Non-Voting Shares outstanding during the period. Diluted earnings per share is calculated by considering the effect of all potentially dilutive instruments. In calculating diluted earnings per share, any proceeds from the exercise of stock options and other dilutive instruments are assumed to be used to purchase Class B Non-Voting Shares at the average market price during the period.

Guarantees

The Company discloses information about certain types of guarantees that it has provided, including certain types of indemnities, without regard to whether it will have to make any payments under the guarantees.

Estimation uncertainty and critical judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and significant changes in assumptions could cause an impairment in assets. The following require the most difficult, complex or subjective judgments which result from the need to make estimates about the effects of matters that are inherently uncertain.

Estimation uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that could impact the carrying amount of assets and liabilities and results of operations in future periods.

(i)	Allowance for doubtful accounts

The Company is required to make an estimate of an appropriate allowance for doubtful accounts on its receivables. The estimated allowance required is a matter of judgment and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foretold, such as future business, personal and economic conditions.

(ii)	Contractual service revenue

The Company is required to make judgments and estimates that affect the amount and timing of revenue from contracts with customers, including estimates of the stand-alone selling prices of wireless products and services, the identification of performance obligations within a contract and the timing of satisfaction of performance obligations under long-term contracts.

Determining the deferral criteria for the costs incurred to obtain or fulfill a contract requires us to make significant judgments. We expect incremental commission fees paid to internal and external representatives as a result of obtaining contracts with customers to be recoverable.

(iii)	Property, plant and equipment

The Company is required to estimate the expected useful lives of its property, plant and equipment. These estimates of useful lives involve significant judgment. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. Management’s judgment is also required in determination of the amortization method, the residual value of assets and the capitalization of labour and overhead.

(iv)	Business combinations – purchase price allocation

Purchase price allocations involve uncertainty because management is required to make assumptions and judgments to estimate the fair value of the identifiable assets acquired and liabilities assumed in business combinations. Fair value estimates are based on quoted market prices and widely accepted valuation techniques, including discounted cash flow (“DCF”) analysis. Such estimates include assumptions about inputs to the valuation techniques, industry economic factors and business strategies.

(v)	Impairment

The Company estimates the recoverable amount of its CGUs using a FVLCS calculation based on a DCF analysis or market approach or a VIU calculation based on a DCF analysis. Where a DCF analysis is used, significant judgments are inherent in this analysis including estimating the amount and timing of the cash flows attributable to the broadcast rights and licences, the selection of an appropriate discount rate, and the identification of appropriate terminal growth rate assumptions. In this analysis the Company estimates the discrete future cash flows associated with the intangible asset for five years and determines

98	Shaw Communications Inc. 2019 Annual Report

a terminal value. The future cash flows are based on the Company’s estimates of future operating results, economic conditions and the competitive environment. The terminal value is estimated using both a perpetuity growth assumption and a multiple of operating income before restructuring costs and amortization. The discount rates used in the analysis are based on the Company’s weighted average cost of capital and an assessment of the risk inherent in the projected cash flows. In analyzing the FVLCS determined by a DCF analysis, the Company also considers a market approach determining a recoverable amount for each unit and total entity value determined using a market capitalization approach. Recent market transactions are taken into account, when available. The key assumptions used to determine the recoverable amounts, including a sensitivity analysis, are included in note 10. A DCF analysis uses significant unobservable inputs and is therefore considered a level 3 fair value measurement.

(vi)	Employee benefit plans

The amounts reported in the financial statements relating to the defined benefit pension plans are determined using actuarial valuations that are based on several assumptions including the discount rate and rate of compensation increase. While the Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The most significant assumption used to calculate the net employee benefit plan expense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows that is expected will be needed to settle employee benefit obligations. It is based on the yield of long-term, high-quality corporate fixed income investments closely matching the term of the estimated future cash flows and is reviewed and adjusted as changes are required.

(vii)	Income taxes

The Company is required to estimate income taxes using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. In determining the measurement of tax uncertainties, the Company applies a probable weighted average methodology. Realization of deferred income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all recognized deferred income tax assets will be realized based on reversals of deferred income tax liabilities, projected operating results and tax planning strategies available to the Company and its subsidiaries.

(viii)	Contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under regulatory, contractual and other commercial obligations. Contingent losses are recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount can be reasonably estimated. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities.

Critical judgements

The following are critical judgements apart from those involving estimation:

(i)	Determination of a CGU

Management’s judgement is required in determining the Company’s cash generating units (CGU) for the impairment assessment of its indefinite-life intangible assets. The CGUs have been determined considering operating activities and asset management and are Cable, Satellite, and Wireless.

(ii)	Broadcast rights and licences and spectrum licences – indefinite-life assessment

A number of the Company’s businesses are dependent upon broadcast licences (or operate pursuant to an exemption order) granted and issued by the CRTC or wireless spectrum licences issued by the Department of Innovation, Science and Economic Development (formerly, Industry Canada). While these licences must be renewed from time to time, the Company has never failed to do so. In addition, there are currently no legal, regulatory or competitive factors that limit the useful lives of these assets.

Adoption of recent accounting pronouncements

We adopted the following new accounting standards effective September 1, 2018.

•

IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaced IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue – Barter Transactions Involving Advertising Services. The new

Notes to Consolidated Financial Statements Shaw Communications Inc.	99

standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are to be applied in the following five steps:

(1)	identify the contract(s) with a customer;

(2)	identify the performance obligations in the contract;

(3)	determine the transaction price;

(4)	allocate the transaction price to the performance obligations in the contract; and,

(5)	recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The application of IFRS 15 impacted the Company’s reported results, including the classification and timing of revenue recognition and the treatment of costs incurred to obtain contracts with customers.

The application of this standard most significantly affected our Wireless arrangements that bundle equipment and service together, specifically with regards to the timing of recognition and classification of revenue. The timing of recognition and classification of revenue was affected because at contract inception, IFRS 15 requires the estimation of total consideration to be received over the contract term, and the allocation of that consideration to performance obligations in the contract, typically based on the relative stand-alone selling price of each obligation. This resulted in a decrease to equipment revenue recognized at contract inception, as the discount previously recognized over 24 months is now recognized at contract inception, and a decrease to service revenue recognized over the course of the contract, as a portion of the discount previously allocated solely to equipment revenue is allocated to service revenue. The measurement of total revenue recognized over the life of a contract was unaffected by the new standard.

IFRS 15 also requires that incremental costs to obtain a contract with a customer (for example, commissions) be capitalized and amortized into operating expenses over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. The Company previously expensed such costs as incurred.

The Company’s financial position was also impacted by the adoption of IFRS 15, with new contract asset and contract liability categories recognized to reflect differences between the timing of revenue recognition and the actual billing of those goods and services to customers.

For purposes of applying the new standard on an ongoing basis, we are required to make judgments in respect of the new standard, including judgments in determining whether a promise to deliver goods or services is considered distinct, how to determine the transaction prices and how to allocate those amounts amongst the associated performance obligations. We must also exercise judgment as to whether sales-based compensation amounts are costs incurred to obtain contracts with customers that should be capitalized and subsequently amortized on a systematic basis over time.

We have made a policy choice to adopt IFRS 15 with full retrospective application, subject to certain practical expedients. As a result, all comparative information in these financial statements has been prepared as if IFRS 15 had been in effect since September 1, 2017. The accounting policies set out in note 2 have been applied in preparing the consolidated financial statements as at and for the year ended August 31, 2019, the comparative information presented for the year ended August 31, 2018, and for the consolidated statements of financial position as at September 1, 2017 and August 31, 2018.

Upon adoption of, and transition to, IFRS 15, we elected to utilize the following practical expedients:

•	Completed contracts that begin and end within the same annual reporting period and those completed before September 1, 2017 are not restated;

•

Contracts modified prior to September 1, 2017 are not restated. The aggregate effect of these modifications is reflected when identifying the satisfied and unsatisfied performance obligations, determining the transaction price and allocating the transaction price to the satisfied and unsatisfied performance obligations; and

•

Not disclose, on an annual basis, the unsatisfied portions of performance obligations related to contracts with a duration of one year or less or where the revenue we recognize is equal to the amount invoiced to the customer.

100	Shaw Communications Inc. 2019 Annual Report

Impacts of IFRS 15, Revenue from Contracts with Customers

The effect of transition to IFRS 15 on impacted line items on our condensed Consolidated Statements of Income as disclosed in “Transition adjustments” for the year ended August 31, 2018, are as follows:

		Year ended August 31, 2018
(millions of Canadian dollars)		As reported	Effect of transition	Subsequent to transition
Revenue	i.	5,239	(50)	5,189
Operating, general and administrative expenses	ii.	(3,150)	18	(3,132)
Other revenue (expense)		29	3	32
Income tax expense (recovery)		143	(12)	131
Net income (loss) from continuing operations		66	(17)	49

i) Allocation of transaction price

Revenue recognized at point of sale requires the estimation of total consideration over the contract term and allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. For Wireless term contracts, equipment revenue recognized at contract inception, as well as service revenue recognized over the course of the contract is lower than previously recognized as noted above.

ii) Deferred commission costs

Costs incurred to obtain or fulfill a contract with a customer were previously expensed as incurred. Under IFRS 15, these costs are capitalized and subsequently amortized as an expense over the life of the customer on a rational, systematic basis consistent with the pattern of the transfer of goods and services to which the asset relates. As a result, commission costs are reduced in the period, with an offsetting increase in amortization of capitalized costs over the average life of a customer.

The effect of transition to IFRS 15 on our disaggregated revenues for the year ended August 31, 2018, are as follows:

	Year ended August 31, 2018
(millions of Canadian dollars)	As reported	Effect of transition	Subsequent to transition
Services
Wireline – Consumer	3,725	–	3,725
Wireline – Business	567	–	567
Wireless	595	(31)	564

	4,887	(31)	4,856

Equipment and other
Wireless	356	(19)	337

	356	(19)	337

Intersegment eliminations	(4)	–	(4)

Total revenue	5,239	(50)	5,189

Notes to Consolidated Financial Statements Shaw Communications Inc.	101

The effect of transition to IFRS 15 on impacted line items on our Consolidated Statements of Financial Position as at September 1, 2017 and August 31, 2018 are as follows:

		As at August 31, 2018			As at September 1, 2017
(millions of Canadian dollars)		As reported	Effect of transition	Subsequent to transition	As reported	Effect of transition	Subsequent to transition
Current portion of contract assets	i.	–	59	59	–	15	15
Other current assets	ii.	286	(13)	273	155	24	179
Contract assets	i.	–	76	76	–	44	44
Other long-term assets	ii.	300	(102)	198	255	(39)	216
Accounts payable and accrued liabilities	i.	971	(1)	970	913	(4)	909
Unearned revenue	i.	221	(221)	–	211	(211)	–
Current portion of contract liabilities	i.	–	226	226	–	214	214
Deferred credits	i.	460	(18)	442	490	(21)	469
Deferred income tax liabilities		1,894	(7)	1,887	1,858	5	1,863
Contract liabilities	i.	–	18	18	–	21	21
Shareholders’ equity		5,957	23	5,980	6,154	40	6,194

i) Contract assets and liabilities

Contract assets and liabilities are the result of the difference in timing related to revenue recognized at the beginning of a contract and cash collected. Contract assets arise primarily as a result of the difference between revenue recognized on the sale of wireless device at the onset of a term contract and the cash collected at the point of sale.

Contract liabilities are the result of receiving payment related to a customer contract before providing the related goods or services. We account for contract assets and liabilities on a contract-by-contract basis, with each contract being presented as a single net contract asset or net contract liability accordingly.

ii) Deferred commission cost asset

Under IFRS 15, we will defer commission costs paid to internal and external representatives as a result of obtaining contracts with customers as deferred commission cost assets and amortize them over the pattern of the transfer of goods and services to the customer, which is typically evenly over 24 to 36 months.

Refer to “Transition adjustments” for the impact of application of IFRS 15 on our previously reported consolidated statements of cash flows.

•

IFRS 9 Financial Instruments was revised and issued in July 2014 and replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes updated guidance on the classification and measurement of financial instruments, new guidance on measuring impairment on financial assets, and new hedge accounting guidance. We have applied IFRS 9, and the related consequential amendments to other IFRSs, on a retrospective basis except for the changes to hedge accounting as described below which were applied on a prospective basis. The adoption of IFRS 9 did not have a significant impact on our financial performance or the carrying amounts of our financial instruments as set out in “Transition adjustments” below.

IFRS 9 replaces the classification and measurement models in IAS 39 with a single model under which financial assets are classified and measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL) and eliminates the IAS 39 categories of held-to-maturity, loans and receivables and available-for-sale. Investments and equity instruments are required to be measured by default at FVTPL unless an irrevocable option for each equity instrument is taken to measure at FVOCI. The classification and measurement of financial assets is based on the business model that the asset is managed and its contractual cash flow characteristics. The adoption of IFRS 9 did not change the measurement bases of our financial assets

•	Cash and derivative instruments classified as held-for-trading and measured at FVTPL under IAS 39 continue to be measured as such under IFRS 9 with an updated classification of FVTPL

•

Investments in equity securities not quoted in an active market and where fair value cannot be reliably measured that were classified as available-for-sale and recorded at cost less impairment under IAS 39 are now required to be classified and measured at FVTPL under IFRS 9. There has been no change to the measurement of these assets on transition

•

Trade and other receivables classified as loans and receivables and measured at amortized cost under IAS 39 continue to be measured as such under IFRS 9 with an updated classification of amortized cost

102	Shaw Communications Inc. 2019 Annual Report

For financial liabilities, IFRS 9 retains most of the IAS 39 requirements. We did not choose the option of designating any financial liabilities at FVTPL as such, the adoption of IFRS 9 did not impact our accounting policies for financial liabilities as all liabilities continue to be measured at amortized cost.

The impairment of financial assets under IFRS 9 is based on an expected credit loss (ECL) model, as opposed to the incurred loss model in IAS 39. IFRS 9 applies to financial assets measured at amortized cost, including contract assets under IFRS 15, and requires that we consider factors that include historical, current and forward-looking information when measuring the ECL. We use the simplified approach for measuring losses based on the lifetime ECL for trade receivables and contract assets. Amounts considered uncollectible are written off and recognized in operating, general and administrative expenses in the Consolidated Statement of Income. This change did not have a significant impact to our receivables.

IFRS 9 does not fundamentally change the types of hedging relationships or the requirements to measure and recognize ineffectiveness; however, it requires us to ensure that the hedge accounting relationships are aligned with our risk management objective and strategy and to apply a more qualitative and forward-looking approach to assess hedge effectiveness. It also requires that amounts related to cash flow hedges of anticipated purchases of non-financial assets settled during the period to be reclassified from accumulated other comprehensive income to the initial cost of the non-financial asset when it is recognized. Under IAS 39, when an anticipated transaction was subsequently recorded as a non-financial asset, the amounts were reclassified from other comprehensive income (loss).

In accordance with IFRS 9’s transition provisions for hedge accounting, the Company has applied the IFRS 9 hedge accounting requirements prospectively from the date of initial application without restatement of prior period comparatives. The Company’s qualifying hedging relationships in place as at August 31, 2018 also qualified for hedge accounting in accordance with IFRS 9 and were therefore regarded as continuing hedging relationships. As the critical terms of the hedging instruments match those of their corresponding hedged items, all hedging relationships continue to be effective under IFRS 9’s effectiveness assessment requirements. The Company has not designated any hedging relationships under IFRS 9 that would not have met the qualifying hedge accounting criteria under IAS 39.

Change in accounting policy

Effective September 1, 2018, the Company voluntarily changed its accounting policy related to the treatment of digital cable terminals (“DCTs”) to record them as property, plant and equipment rather than inventory upon acquisition. The Company believes that the change in accounting policy will result in clearer and more relevant financial information as the Company has recently changed its offerings to customers, which has resulted in DCTs being predominantly rented rather than sold to customers. Previously, inventories included DCTs which were held pending rental or sale to the customer at cost or at a subsidized price. When the subscriber equipment was rented, it was transferred to property, plant and equipment and amortized over its useful life and then removed from capital and returned to inventory when returned by a customer. Under the new policy, all DCTs will be classified as property, plant and equipment regardless of whether or not they are currently deployed to a customer as the Company believes that this better reflects the economic substance of its operations. This change in accounting policy has been applied retrospectively. Refer to “Transition adjustments” below for the impact of this change of accounting policy on previously reported consolidated Statements of Financial Position, consolidated Statements of Income and consolidated Statements of Cash Flows.

Notes to Consolidated Financial Statements Shaw Communications Inc.	103

Transition adjustments

Below is the effect of transition to IFRS 15 and adoption of our new accounting policy described above on our consolidated Statements of Income for the year ended August 31, 2018.

	Year ended August 31, 2018
(millions of Canadian dollars)	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition
Revenue	5,239	(50)	–	5,189
Operating, general and administrative expenses	(3,150)	18	–	(3,132)
Restructuring costs	(446)	–	–	(446)
Amortization:
Deferred equipment revenue	30	–	–	30
Deferred equipment costs	(110)	–	–	(110)
Property, plant and equipment, intangibles and other	(932)	–	(13)	(945)

Operating income from continuing operations	631	(32)	(13)	586
Amortization of financing costs – long-term debt	(3)	–	–	(3)
Interest expense	(248)	–	–	(248)
Equity income of an associate or joint venture	(200)	–	–	(200)
Other gains	29	3	–	32

Income from continuing operations before income taxes	209	(29)	(13)	167
Current income tax expense	137	–	–	137
Deferred income tax expense	6	(12)	(3)	(9)

Net income from continuing operations	66	(17)	(10)	39
Loss from discontinued operations, net of tax	(6)	–	–	(6)

Net income	60	(17)	(10)	33

Net income from continuing operations attributable to:
Equity shareholders	66	(17)	(10)	39

Loss from discontinued operations attributable to:
Equity shareholders	(6)	–	–	(6)

Basic earnings (loss) per share
Continuing operations	0.11	–	–	0.06
Discontinued operations	(0.01)	–	–	(0.01)

	0.10	–	–	0.05

Diluted earnings (loss) per share
Continuing operations	0.11	–	–	0.06
Discontinued operations	(0.01)	–	–	(0.01)

	0.10	–	–	0.05

104	Shaw Communications Inc. 2019 Annual Report

Below is the effect of transition to IFRS 15 and adoption of our new accounting policy described above on our consolidated Statement of Financial Position as at September 1, 2017 and August 31, 2018.

	As at August 31, 2018				As at September 1, 2017
(millions of Canadian dollars)	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition
ASSETS
Current
Cash	384	–	–	384	507	–	–	507
Accounts receivable	255	–	(2)	253	286	–	–	286
Inventories	101	–	(40)	61	109	–	(50)	59
Other current assets	286	(13)	–	273	155	24	–	179
Current portion of contract assets	–	59	–	59	–	15	–	15
Assets held for sale	–	–	–	–	61	–	–	61

	1,026	46	(42)	1,030	1,118	39	(50)	1,107
Investments and other assets	660	–	–	660	937	–	–	937
Property, plant and equipment	4,672	–	30	4,702	4,344	–	50	4,394
Other long-term assets	300	(102)	(1)	197	255	(39)	–	216
Deferred income tax assets	4	–	–	4	4	–	–	4
Intangibles	7,482	–	–	7,482	7,435	–	–	7,435
Goodwill	280	–	–	280	280	–	–	280
Contract assets	–	76	–	76	–	44	–	44

	14,424	20	(13)	14,431	14,373	44	–	14,417

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings	40	–	–	40	–	–	–	–
Accounts payable and accrued liabilities	971	(1)	–	970	913	(4)	–	909
Provisions	245	–	–	245	76	–	–	76
Income taxes payable	133	–	–	133	151	–	–	151
Unearned revenue	221	(221)	–	–	211	(211)	–	–
Current portion of contract liabilities	–	226	–	226	–	214	–	214
Current portion of long-term debt	1	–	–	1	2	–	–	2
Liabilities held for sale	–	–	–	–	39	–	–	39

	1,611	4	–	1,615	1,392	(1)	–	1,391
Long-term debt	4,310	–	–	4,310	4,298	–	–	4,298
Other long-term liabilities	13	–	–	13	114	–	–	114
Provisions	179	–	–	179	67	–	–	67
Deferred credits	460	(18)	–	442	490	(21)	–	469
Contract liabilities	–	18	–	18	–	21	–	21
Deferred income tax liabilities	1,894	(7)	(3)	1,884	1,858	5	–	1,863

	8,467	(3)	(3)	8,461	8,219	4	–	8,223
Shareholders’ equity
Common and preferred shareholders	5,956	23	(10)	5,969	6,153	40	–	6,193
Non-controlling interests in subsidiaries	1	–	–	1	1	–	–	1

	5,957	23	(10)	5,970	6,154	40	–	6,194

	14,424	20	(13)	14,431	14,373	44	–	14,417

Notes to Consolidated Financial Statements Shaw Communications Inc.	105

Below is the effect of transition to IFRS 15 and adoption of our new accounting policy described above on our consolidated Statement of Cash Flows for the year ended August 31, 2018.

	Year ended August 31, 2018
(millions of Canadian dollars)	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition
OPERATING ACTIVITIES

Funds flow from continuing operations	1,259	(82)	–	1,177

Net change in non-cash balances related to continuing operations	102	82	(6)	178

Operating activities of discontinued operations	(2)	–	–	(2)

	1,359	–	(6)	1,353

INVESTING ACTIVITIES

Additions to property, plant and equipment	(1,127)	–	6	(1,121)

Additions to equipment costs (net)	(49)	–	–	(49)

Additions to other intangibles	(131)	–	–	(131)

Proceeds on sale of spectrum licenses	35	–	–	35

Purchase of spectrum licenses	(25)	–	–	(25)

Proceeds on sale of discontinued operations, net of cash sold	18	–	–	18

Net additions to investments and other assets	88	–	–	88

Proceeds on disposal of property, plant and equipment	9	–	–	9

	(1,182)	–	6	(1,176)

FINANCING ACTIVITIES

Increase in short-term borrowings	40	–	–	40

Increase in long-term debt	10	–	–	10

Issue of Class B Non-Voting Shares	43	–	–	43

Dividends paid on Class A Shares and Class B Non-Voting Shares	(384)	–	–	(384)

Dividends paid on Preferred Shares	(8)	–	–	(8)

Other	(1)	–	–	(1)

	(300)	–	–	(300)

Increase (decrease) in cash	(123)	–	–	(123)

Cash, beginning of the period	507	–	–	507

Cash, end of the period	384	–	–	384

106	Shaw Communications Inc. 2019 Annual Report

Standards, interpretations and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and interpretations that have been issued but are not yet effective. The following pronouncements are being assessed to determine the impact on the Company’s results and financial position.

•

IFRS 16 Leases was issued on January 2016 and replaces IAS 17 Leases. The new standard requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, instead requiring that leases be capitalized by recognizing the present value of the lease payments and showing them as lease assets (right-of-use assets) and representing the right to use the underlying leased asset. If lease payments are made over time, the Company would recognize a lease liability representing its obligation to make future lease payments. Certain short-term leases (less than 12 months) and leases of low-value may be exempted from the requirements and may continue to be treated as operating leases if certain elections are made. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

As the Company has significant contractual obligations currently being recognized as operating leases, upon adoption of IFRS 16, we will recognize a significant increase to both assets and liabilities on our Consolidated Statements of Financial Position as well as a decrease to operating costs, as a result of removing the lease expense, an increase to depreciation and amortization, due to the depreciation of the right-of-use asset, and an increase to finance costs, due to the accretion of the lease liability. Relative to the results of applying the current standard, although actual cash flows will be unaffected, the Company’s statement of cash flows will reflect increases in cash flows from operating activities offset equally by decreases in cash flows from financing activities.

We do not expect significant impacts for contracts in which we are the lessor.

Implementation

We continue to make progress towards adoption of IFRS 16, including the implementation of a new lease system that enables us to comply with the requirements of the standard on a contract-by-contract basis. Changes and enhancements to business processes and systems of internal control are also being completed.

We will adopt IFRS 16 on September 1, 2019, using a modified retrospective approach whereby the financial statements of prior periods presented are not restated. The cumulative effect of the initial application of the new standard will be recognized at the date of initial application. Generally, right-of-use assets at transition will be measured at an amount equal to the corresponding lease liabilities, adjusted for any prepaid or accrued rent outstanding. We do not intend to elect the recognition exemptions on short-term leases or low-value leases; however, we may choose to elect these recognition exemptions on a class-by-class basis for new classes and lease-by-lease basis, respectively, in the future.

As permitted by IFRS 16, we will apply certain practical expedients to facilitate the initial adoption and ongoing application of IFRS 16 including the following:

•

not separate fixed non-lease components from lease components for certain classes of underlying assets. Each lease component and any associated non-lease components will be accounted for as a single lease component

•	apply a single discount rate to a portfolio of leases with similar characteristics

•	exclude initial direct costs from measuring the right-of-use asset as at September 1, 2019

•	use hindsight in determining the lease term where the contract contains purchase, extension, or termination options

Notes to Consolidated Financial Statements Shaw Communications Inc.	107

Effect of Transition to IFRS 16

While our testing, data validation, and assessment process is ongoing, our preliminary estimated effect of transition to IFRS 16 on our Consolidated Statements of Financial Position as at September 1, 2019 is as follows:

(billions of Canadian dollars)	As reported as at August 31, 2019	Estimated effect of IFRS 16 transition		Subsequent to transition as at September 1, 2019
Current assets	0.3	*	*	0.3
Non-current assets	4.9	1.3		6.2
Current liabilities	1.3	0.2		1.5
Non-current liabilities	6.0	1.1		7.1
Shareholders’ equity	6.3	*	*	6.3

**	Amounts less than $0.1 billion.

Upon adoption of the Standard on September 1, 2019, actual amounts could differ from these preliminary estimates.

•

IFRIC 23 Uncertainty over Income Tax Treatments was issued in 2017 to clarify how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is required to be applied for annual periods commencing January 1, 2019, which for the Company will be the annual period commencing September 1, 2019. The Company is currently assessing the impact of this standard on its consolidated financial statements. The Company does not expect this standard to have a material effect on its September 1, 2019 balance sheet.

3.	ASSET DISPOSITION AND ASSET HELD FOR SALE

Shaw Tracking

In the third quarter of fiscal 2017, the Company entered into an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Wireline segment, for proceeds of approximately US $20 million, net of working capital adjustments. Accordingly, the operating results and operating cash flows of the Tracking business are presented as discontinued operations separate from the Company’s continuing operations.

The transaction closed on September 15, 2017 and the Company recognized a loss on the divestiture within income from discontinued operations as follows:

August 31, 2018
Proceeds on disposal, net of transaction costs of $nil	18
Net assets disposed	(22)

(4)
Income taxes	2

Loss on divestiture, net of tax	(6)

The assets and liabilities disposed of were as follows:
$
Accounts receivable	6
Inventories	5
Other current assets	1
Other long-term assets	25
Goodwill	24

61

Accounts payable and accrued liabilities	8
Deferred credits	33
Deferred income tax liabilities	(2)

22

108	Shaw Communications Inc. 2019 Annual Report

Results of Discontinued Operations

A reconciliation of the major classes of line items constituting income from discontinued operations, net of tax, as presented in the consolidated statements of income is as follows:

August 31, 2018
Revenue	1

Operating, general and administrative expenses	–

Purchases of goods and services	1

1

Income from discontinued operations before loss on divestiture	–

Loss on divestiture, net of tax	(6)

Loss from discontinued operations, net of tax	(6)

4.	ACCOUNTS RECEIVABLE

	2019 $	2018 (restated, note 2) $
Subscriber and trade receivables	370	305
Due from related parties (note 29)	–	–
Miscellaneous receivables	15	7

	385	312
Less allowance for doubtful accounts	(98)	(59)

	287	253

Included in operating, general and administrative expenses is a provision for doubtful accounts of $40 (2018 – $38).

5.	INVENTORIES

	2019 $	2018 (restated, note 2) $
Wireless devices and accessories	53	40
DTH subscriber equipment	33	21

	86	61

6.	OTHER CURRENT ASSETS

	2019 $	2018 (restated, note 2) $
Prepaid expenses	108	104
Costs incurred to obtain or fulfill a contract with a customer	59	48
Wireless handset receivables	124	121

	291	273

Notes to Consolidated Financial Statements Shaw Communications Inc.	109

7.	INVESTMENTS AND OTHER ASSETS

	2019 $	2018 $
Publicly traded companies	–	615
Investments in private entities	37	45

	37	660

The Company has a portfolio of minor investments in various private entities. In the third quarter of fiscal 2019, the Company disposed of one of these investments with a book value of $10 for proceeds of $25.

Corus Entertainment Inc.

Corus is a leading media and content company that creates and delivers high quality brands and content across platforms for audiences around the world. Corus’ portfolio of multimedia offerings encompasses 35 specialty television services, 39 radio stations, 15 conventional television stations, a global content business, digital assets, live events, children’s book publishing, animation software, technology and media services. Corus is headquartered in Canada, and its stock is listed on the TSX under the symbol CJR.B.

In connection with the sale of the Media division to Corus in 2016, the Company received 71,364,853 Corus Class B non-voting participating shares (the “Corus B Consideration Shares”) representing approximately 37% of Corus’ total issued equity of Class A and Class B shares. Although the Class B Corus shares did not have voting rights, the Company was considered to have significant influence due to Board representation. The Company agreed to retain approximately one third of its Corus B Consideration Shares for 12 months post-closing, a second one third for 18 months post-closing, and the final one third for 24 months post-closing, until March 31, 2018.

On May 31, 2019, the Company sold all of its 80,630,383 Class B non-voting participating shares of Corus at a price of $6.80 per share. Proceeds, net of transaction costs were $526, which resulted in a loss of $109. The Company’s weighted average ownership of Corus for the nine months ended May 31, 2019 was 38% (2018 – 39%). For the year ended August 31, 2019, the Company received dividends of $10 (2018 – $92) from Corus. At August 31, 2019, the Company owned nil (2018 – 80,630,383) Corus Class B shares having a fair value of $nil (2018 – $298) and representing nil% (2018 – 38%) of the total issued equity of Corus.

Summary financial information for Corus through the disposal date is as follows:

	Nine months ended May 31, 2019	Year ended August 31, 2018
Revenue	1,310	1,647
Net income (loss) attributable to:

Shareholders	133	(784)

Non-controlling interest	19	26

	152	(758)
Other comprehensive income, attributable to shareholders	(40)	25

Comprehensive income (loss)	112	(733)

Equity income from associates, excluding goodwill impairment	46	84
Impairment of investment in associate (1)	–	(284)

Equity income (loss) from associates (2)	46	(200)
Other comprehensive income from equity accounted associates (2)	(13)	10

	33	(190)

(1)

The Company assessed its investment in Corus for indicators of impairment, which included a significant and sustained decrease in the share price as well as the recording by Corus of an impairment charge against their goodwill and broadcast license intangibles, and found that there was evidence that impairment had occurred. The Company compared the recoverable amount to the carrying value and determined that an impairment charge of $284 was required. The recoverable amount was determined based on the value in use of the investment.

(2)

The Company’s share of income and other comprehensive income reflect the weighted average proportion of Corus net income and other comprehensive income attributable to shareholders for the nine-month period ended May 31, 2019 and year ended August 31, 2018.

110	Shaw Communications Inc. 2019 Annual Report

Carrying amount at August 31, 2018	615

Share of equity at disposition date	46

Share of other comprehensive loss of associate	(13)

Dividends received to disposition date	(10)

Carrying value at disposition date	638

Proceeds on disposal, net of transaction costs	526

Reclassification of accumulated gain from other comprehensive income related to the sale of an associate	(3)

Loss on sale of investment	109

8.	PROPERTY, PLANT AND EQUIPMENT

	August 31, 2019			August 31, 2018
	Cost $	Accumulated amortization $	Net book value $	Cost $	Accumulated amortization $	Net book value $
Cable and telecommunications distribution system	6,876	3,456	3,420	6,506	3,142	3,364
Digital cable terminals and modems	980	612	368	927	541	386
Satellite audio, video and data network and DTH receiving equipment	116	56	60	111	46	65
Land and buildings	640	265	375	641	238	403
Data centre infrastructure, data processing and other	597	398	199	679	410	269
Assets under construction	461	–	461	215	–	215

	9,670	4,787	4,883	9,079	4,377	4,702

Changes in the net carrying amounts of property, plant and equipment for 2019 and 2018 are summarized as follows:

	August 31, 2018						August 31, 2019
	Net book value $	Additions $	Transfers $	Amortization $	Disposals and writedown $	Divestment $	Net book value $
Cable and telecommunications distribution system	3,364	306	295	(540)	(1)	(4)	3,420
Digital cable terminals and modems	386	218	–	(236)	–	–	368
Satellite audio, video and data network and DTH receiving equipment	65	11	–	(16)	–	–	60
Land and buildings	403	2	4	(30)	(4)	–	375
Data centre infrastructure, data processing and other	269	9	18	(50)	(17)	(30)	199
Assets under construction	215	563	(317)	–	–	–	461

	4,702	1,109	–	(872)	(22)	(34)	4,883

Notes to Consolidated Financial Statements Shaw Communications Inc.	111

	August 31, 2017						August 31, 2018
	Net book value $	Additions $	Transfers $	Amortization $	Disposals and writedown $	Divestment $	Net book value $
Cable and telecommunications distribution system	3,112	578	208	(524)	(10)	–	3,364
Digital cable terminals and modems	408	246	–	(268)	–	–	386
Satellite audio, video and data network and DTH receiving equipment	60	19	–	(14)	–	–	65
Land and buildings	428	4	–	(29)	–	–	403
Data centre infrastructure, data processing and other	285	27	11	(54)	–	–	269
Assets under construction	101	333	(219)	–	–	–	215

	4,394	1,207	–	(889)	(10)	–	4,702

In 2019, the Company recognized a gain of $43 (2018 – gain of $1) on the disposal of property, plant and equipment.

9.	OTHER LONG-TERM ASSETS

	2019 $	2018 (restated, note 2) $
Equipment costs subject to a deferred revenue arrangement	93	121
Long-term Wireless handset receivables	45	27
Costs incurred to obtain or fulfill a contract with a customer	35	26
Credit facility arrangement fees	4	4
Other	18	19

	195	197

Amortization provided in the accounts for 2019 amounted to $88 (2018 – $112) and was recorded as amortization of deferred equipment costs and other amortization.

10.	INTANGIBLES AND GOODWILL

	2019 $	2018 $
Broadcast rights and licences
Cable systems	4,016	4,016
DTH and satellite services	1,013	1,013

	5,029	5,029
Wireless spectrum licences	2,445	1,953
Other intangibles
Software	451	434
Customer relationships	54	66

	7,979	7,482
Goodwill
Cable and telecommunications systems	79	79
Wireless	201	201

	280	280

Net book value	8,259	7,762

112	Shaw Communications Inc. 2019 Annual Report

Broadcast rights and licences, trademark, brands and wireless spectrum licences have been assessed as having indefinite useful lives. While licences must be renewed from time to time, the Company has never failed to do so. In addition, there are currently no legal, regulatory, competitive or other factors that limit the useful lives of these assets.

The changes in the carrying amount of intangibles with indefinite useful lives, and therefore not subject to amortization, are as follows:

	Broadcast rights and licences $	Goodwill $	Wireless spectrum licences $
September 1, 2017	5,029	280	1,947
Additions	–	–	25
Disposition	–	–	(19)

August 31, 2018	5,029	280	1,953
Additions	–	–	492
Disposition	–	–	–

August 31, 2019	5,029	280	2,445

Intangibles subject to amortization are as follows:

	August 31, 2019			August 31, 2018
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Software	697	257	440	595	183	412
Software under construction	11	–	11	22	–	22
Customer relationships	114	60	54	114	48	66

	822	317	505	731	231	500

The changes in the carrying amount of intangibles subject to amortization are as follows:

	Software $	Software under construction $	Customer relationships $	Total $
September 1, 2017	377	3	79	459
Additions	121	17	–	138
Transfers	(2)	2	–	–
Amortization	(84)	–	(13)	(97)

August 31, 2018	412	22	66	500
Additions	112	11	–	123
Transfers	22	(22)	–	–
Dispositions	(6)	–	–	(6)
Amortization	(100)	–	(12)	(112)

August 31, 2019	440	11	54	505

Notes to Consolidated Financial Statements Shaw Communications Inc.	113

Impairment testing of indefinite-life intangibles and goodwill

The Company conducted its annual impairment test on goodwill and indefinite-life intangibles as at February 1, 2019 and the recoverable amount of the cash generating units exceeded their carrying value.

A hypothetical decline of 10% in the recoverable amount of the Cable cash generating unit as at February 1, 2019 would not result in any impairment loss. A hypothetical decline of 10% in the recoverable amount of the Satellite cash generating unit as at February 1, 2019 would not result in an impairment loss. The Wireless cash generating unit was created with the acquisition of Freedom on March 1, 2016. A hypothetical decline of 10% in the recoverable amount of the Wireless generating unit as at February 1, 2019 would not result in any impairment loss.

Any changes in economic conditions since the impairment testing conducted as at February 1, 2019 do not represent events or changes in circumstance that would be indicative of impairment at August 31, 2019.

Significant estimates inherent to this analysis include discount rates and the terminal value. At February 1, 2019, the estimates that have been utilized in the impairment tests reflect any changes in market conditions and are as follows:

		Terminal value
	Post-tax discount rate	Terminal growth rate	Terminal operating income before restructuring costs and amortization multiple
Cable	6.5%	1.5%	7.4X
Satellite	7.5%	-3.0%	5.4X
Wireless	9.3%	1.0%	4.5X

A sensitivity analysis of significant estimates is conducted as part of every impairment test. With respect to the impairment tests performed in the second quarter, the estimated decline in recoverable amount for the sensitivity of significant estimates is as follows:

	Estimated decline in recoverable amount
		Terminal value
	1% increase in discount rate	1% decrease in terminal growth rate	0.5 times decrease in terminal operating income before restructuring costs and amortization multiple
Cable	16.4%	14.2%	4.8%
Satellite	8.1%	5.6%	5.6%
Wireless	15.2%	7.7%	8.0%

114	Shaw Communications Inc. 2019 Annual Report

11.	SHORT-TERM BORROWINGS

On June 19, 2018 the Company established an accounts receivable securitization program with a Canadian financial institution which will allow it to sell certain trade receivables into the program up to a maximum of $100. The Company continues to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables are recognized on the Company’s Consolidated Statement of Financial Position and the funding received is recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivables has no claim on any of the Company’s other assets. Sale proceeds in respect of the new securitization program of approximately $40 were received on June 19, 2018. The term of this revolving-period agreement was to end on June 19, 2019.

On May 29, 2019, the Company amended the terms of its accounts receivable securitization program to extend the term of the program to May 29, 2022 and increase the sales committed up to a maximum of $200. Under the terms of the amendment, the Company was also required to draw an additional $40 under the program by November 1, 2019. Accordingly, subsequent to year-end on November 1, 2019 the Company increased the amount drawn by $80 to bring the total short-term borrowings from the buyer to $120.

A summary of our accounts receivable securitization program as at August 31 is as follows:

	2019 $	2018 $
Trade accounts receivable sold to buyer as security	434	429
Short-term borrowings from buyer	(40)	(40)

Overcollateralization	394	389

	2019 $	2018 $
Accounts receivable securitization program, beginning of period	40	–

Proceeds received from accounts receivable securitization	–	40

Repayment of accounts receivable securitization	–	–

Accounts receivable securitization program, end of period	40	40

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2019 $	2018 (restated, note 2) $
Trade	114	97
Program rights	5	8
Accrued liabilities	482	496
Accrued network fees	155	125
Interest and dividends	244	227
Related parties (note 29)	15	17

	1,015	970

Notes to Consolidated Financial Statements Shaw Communications Inc.	115

13.	PROVISIONS

	Asset retirement obligations	Restructuring(1)(2)	Other	Total
September 1, 2017	60	7	76	143
Additions	6	446	25	477
Accretion	1	–	–	1
Reversal	–	–	(13)	(13)
Payments	–	(177)	(7)	(184)

August 31, 2018	67	276	81	424
Additions	10	1	28	39
Accretion	1	–	–	1
Reversal (3)	–	(10)	–	(10)
Payments	–	(124)	(27)	(151)

August 31, 2019	78	143	82	303

Current	–	166	79	245
Long-term	67	110	2	179

August 31, 2018	67	276	81	424

Current	–	142	82	224
Long-term	78	1	–	79

August 31, 2019	78	143	82	303

(1)

During 2017, the Company restructured certain operations within the Wireline segment and announced a realignment to integrate certain Consumer/Business operations and Freedom Mobile. In fiscal 2019, a total of $3 has been paid (2018 – $5).

(2)

During the second quarter of fiscal 2018, the Company offered a voluntary departure program to a group of eligible employees and in the second half of 2018 additional changes to its organizational structure as part of a total business transformation initiative. In connection with the restructuring, the Company recorded $446 in 2018 primarily related to severance and employee related costs in respect of the approximate 3,300 affected employees. In fiscal 2019, a total of $121 has been paid (2018 – $172). The remaining costs are expected to be paid within the next 17 months.

(3)	During the year, certain employees and the Company agreed to rescind earlier elections under the voluntary departure program.

116	Shaw Communications Inc. 2019 Annual Report

14.	LONG-TERM DEBT

		2019			2018
	Effective interest rates %	Long-term debt at amortized cost(1) $	Adjustment for finance costs(1) $	Long-term debt repayable at maturity $	Long-term debt at amortized cost(1) $	Adjustment for finance costs(1) $	Long-term debt repayable at maturity $
Corporate

Cdn fixed rate senior notes-

5.65% due October 1, 2019	5.69	1,250	–	1,250	1,248	2	1,250
5.50% due December 7, 2020	5.55	499	1	500	499	1	500
3.15% due February 19, 2021	3.17	299	1	300	299	1	300
3.80% due November 2, 2023	3.80	498	2	500	–	–	–
4.35% due January 31, 2024	4.35	498	2	500	498	2	500
3.80% due March 1, 2027	3.84	298	2	300	298	2	300
4.40% due November 2, 2028	4.40	496	4	500	–	–	–
6.75% due November 9, 2039	6.89	1,420	30	1,450	1,419	31	1,450

		5,258	42	5,300	4,261	39	4,300
Other
Burrard Landing Lot 2 Holdings Partnership	Various	50	–	50	50	–	50

Total consolidated debt		5,308	42	5,350	4,311	39	4,350
Less current portion		1,251	1	1,252	1	–	1

		4,057	41	4,098	4,310	39	4,349

(1)	Long-term debt is presented net of unamortized discounts and finance costs.

Corporate

Bank loans

During 2012, a syndicate of banks provided the Company with an unsecured $1 billion credit facility which includes a maximum revolving term or swingline facility of $50. During 2016, the Company elected to increase its borrowing capacity by $500 under the terms of the amended facility. On November 21, 2018, the Company amended the terms of its bank credit facility to extend the maturity date to December 2023. Subsequent to year-end, on November 21, 2019, the Company further extended the term from December 2023 to December 2024. This credit facility can be used for working capital and general corporate purposes.

Funds are available to the Company in both Canadian and US dollars. At August 31, 2019, $3 (2018 – $2) has been drawn as committed letters of credit against the revolving term facility. Interest rates fluctuate with Canadian prime and bankers’ acceptance rates, US bank base rates and LIBOR rates. Excluding the revolving term facility, the effective interest rate on actual borrowings under the credit facility during 2019 was nil (2018 – nil). The effective interest rate on the revolving term facility for 2019 was nil (2018 – nil).

Senior notes

The senior notes are unsecured obligations and rank equally and ratably with all existing and future senior indebtedness. The fixed rate notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal amount plus a make-whole premium.

On November 2, 2018, the Company issued $500 senior notes at a rate of 3.80% due November 2, 2023 and $500 senior notes at a rate of 4.40% due November 2, 2028.

Subsequent to year-end, on October 1, 2019, the Company repaid $1,250 of 5.65% senior notes at their maturity.

Notes to Consolidated Financial Statements Shaw Communications Inc.	117

Other

Burrard Landing Lot 2 Holdings Partnership (the “Partnership”)

The Company has a 33.33% interest in the Partnership which built the Shaw Tower project with office/retail space and living/working space in Vancouver, BC. In the fall of 2004, the commercial construction of the building was completed and at that time, the Partnership issued ten year 6.31% secured mortgage bonds in respect of the commercial component of the Shaw Tower. In February 2014, the Partnership refinanced its debt. The Partnership received a mortgage loan and used the proceeds to prepay the outstanding balance of the previous mortgage and loan excess funds to each of its partners. The mortgage loan matures on November 1, 2024 and bears interest at 4.683% compounded semi-annually with interest only payable for the first five years. The mortgage loan is collateralized by the property and the commercial rental income from the building with no recourse to the Company.

In February 2018, the Partnership received an additional mortgage loan of $30 and used the proceeds to loan excess funds to each of its partners, of which the Company received $10. The additional loan matures on November 1, 2024 and bears interest at 4.14% compounded semi-annually.

Debt covenants

The Company and its subsidiaries have undertaken to maintain certain covenants in respect of the credit agreements and trust indentures described above. The Company and its subsidiaries were in compliance with these covenants at August 31, 2019.

Long-term debt repayments

Mandatory principal repayments on all long-term debt in each of the next five years and thereafter are as follows:

$
2020	1,251
2021	801
2022	1
2023	501
2024	501
Thereafter	2,295

5,350

Interest expense

	2019 $	2018 $
Interest expense – long-term debt	280	245
Amortization of senior notes discounts	1	1
Interest income – short-term (net)	(29)	(6)
Interest expense – other	6	8

	258	248

15.	OTHER LONG-TERM LIABILITIES

	2019 $	2018 $
Pension liabilities (note 28)	69	10
Post retirement liabilities (note 28)	4	3
Other	2	–

	75	13

118	Shaw Communications Inc. 2019 Annual Report

16.	DEFERRED CREDITS

	2019 $	2018 (restated, note 2) $
IRU prepayments	400	411
Equipment revenue	23	29
Deposit on future fibre sale	2	2

	425	442

Amortization of deferred credits for 2019 amounted to $34 (2018 – $42) and was recorded in the accounts as described below.

IRU agreements are in place for periods ranging from 21 to 60 years and are being amortized to income over the agreement periods. Amortization in respect of the IRU agreements for 2019 amounted to $13 (2018 – $13) and was recorded as other amortization. Amortization of equipment revenue for 2019 amounted to $21 (2018 – $30).

17.	SHARE CAPITAL

Authorized

The Company is authorized to issue a limited number of Class A voting participating shares (“Class A Shares”) of no par value, as described below, and an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”) of no par value, Class 1 preferred shares, Class 2 preferred shares, Class A preferred shares and Class B preferred shares.

The authorized number of Class A Shares is limited, subject to certain exceptions, to the lesser of that number of shares (i) currently issued and outstanding and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares.

Issued and outstanding

2019	2018		2019 $	2018 $
Number of securities
22,372,064	22,420,064	Class A Shares	2	2
494,389,771	484,194,344	Class B Non-Voting Shares	4,310	4,054
10,012,393	10,012,393	Series A Preferred Shares	245	245
1,987,607	1,987,607	Series B Preferred Shares	48	48

528,761,835	518,614,408		4,605	4,349

Class A Shares and Class B Non-Voting Shares

Class A Shares are convertible at any time into an equivalent number of Class B Non-Voting Shares. In the event that a take-over bid is made for Class A Shares, in certain circumstances, the Class B Non-Voting Shares are convertible into an equivalent number of Class A Shares.

Notes to Consolidated Financial Statements Shaw Communications Inc.	119

Changes in Class A Share capital and Class B Non-Voting Share capital in 2019 and 2018 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$
September 1, 2017	22,420,064	2	474,350,861	3,795
Stock option exercises	–	–	1,854,594	48
Dividend reinvestment plan	–	–	7,988,889	211

August 31, 2018	22,420,064	2	484,194,344	4,054
Stock option exercises	–	–	1,658,465	39
Dividend reinvestment plan	–	–	8,488,962	217
Class A conversion to Class B	(48,000)	–	48,000	–

August 31, 2019	22,372,064	2	494,389,771	4,310

Series A and B Preferred Shares

The Cumulative Redeemable Rate Reset Preferred Shares, Series A (“Series A Preferred Shares”) and Series B (“Series B Preferred Shares”) represent series of class 2 preferred shares and are classified as equity since redemption, at $25.00 per Series A Preferred Share and Series B Preferred Share, is at the Company’s option and payment of dividends is at the Company’s discretion.

Share transfer restriction

The Articles of the Company empower the directors to refuse to issue or transfer any share of the Company that would jeopardize or adversely affect the right of Shaw Communications Inc. or any subsidiary to obtain, maintain, amend or renew a licence to operate a broadcasting undertaking pursuant to the Broadcasting Act (Canada).

Normal Course Issuer Bid Program

Subsequent to year-end, on October 29, 2019, the Company announced that it had received approval from the Toronto Stock Exchange (“TSX”) to establish a normal course issuer bid (“NCIB”) program. The program commenced on November 1, 2019 and will remain in effect until October 31, 2020. As approved by the TSX, the Company has the ability to purchase for cancellation up to 24,758,127 Class B Shares representing 5% of all of the issued and outstanding Class B Shares as at October 18, 2019. As of November 15, 2019, the Company has purchased 483,428 Class B Non-Voting Shares for cancellation for a total cost of approximately $13 million under the NCIB.

18.	SHARE-BASED COMPENSATION AND AWARDS

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed ten years from the date of grant. Options granted up to August 31, 2019 vest evenly on the anniversary dates from the original grant date at either 25% per year over four years or 20% per year over five years. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under the plan may not exceed 62,000,000. As at August 31, 2019, 39,229,679 Class B Non-Voting Shares have been issued under the plan.

The changes in options are as follows:

	2019		2018
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Outstanding, beginning of year	9,378,966	25.18	10,158,005	24.45
Granted	1,540,000	26.36	2,790,000	27.17
Forfeited	(897,470)	26.66	(1,714,445)	26.45
Exercised (1)	(1,658,465)	20.76	(1,854,594)	23.05

Outstanding, end of year	8,363,031	26.11	9,378,966	25.18

(1)	The weighted average Class B Non-Voting Share price for the options exercised was $26.91.

120	Shaw Communications Inc. 2019 Annual Report

The following table summarizes information about the options outstanding at August 31, 2019:

	Options outstanding			Options exerciseable
Range of prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$18.79 - $20.80	309,891	1.12	19.59	309,891	19.59
$20.81 - $24.21	1,235,010	5.40	23.49	842,460	23.37
$24.22 - $26.22	1,086,750	6.67	25.18	620,100	25.08
$26.23 - $27.19	2,906,225	8.10	26.43	692,325	26.49
$27.20 - $30.87	2,825,155	7.14	28.01	1,315,205	28.12

The weighted average estimated fair value at the date of the grant for common share options granted for the year ended August 31, 2019 was $2.07 (2018 – $2.11) per option. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2019	2018
Dividend yield	4.50%	4.37%
Risk-free interest rate	2.08%	1.88%
Expected life of options	7 years	6 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	16.30%	16.30%

Expected volatility has been estimated based on the historical share price volatility of the Company’s Class B Non-Voting Shares.

Restricted share unit and Performance share unit plan

The Company has an RSU/PSU plan which provides that RSUs may be granted to directors, officers and employees of the Company and PSUs may be granted to officers and employees of the Company. Vested RSUs and PSUs will be settled in either cash or Class B Non-Voting Shares as determined by the Human Resources and Compensation Committee at the time of the grant. The cash payout will be based on the market value of a Class B Non-Voting Share at the time of the payout. When cash dividends are paid on Class B Non-Voting Shares, holders are credited with additional RSUs or PSUs, as applicable, equal to the dividend.

For PSUs, the performance criteria is set by the Human Resources and Compensation Committee at the time of the grant, and typically requires the achievement of a minimum level of performance, otherwise the payout is zero, while maximum performance is capped at 150%. On settlement of vested PSUs, the number of Class B Non-Voting Shares issued or delivered, or the amount of cash payment will be multiplied by the applicable performance factor.

During 2019, $5 was recognized as compensation expense (2018 – $3). The carrying value and intrinsic value of RSUs at August 31, 2019 was $7 and $7, respectively (August 31, 2018 – $3 and $3, respectively).

Deferred share unit plan

The Company has a DSU plan for its Board of Directors whereby directors can elect to receive their annual cash compensation, or a portion thereof, in DSUs. In addition, the Company may adjust and/or supplement directors’ compensation with periodic grants of DSUs. A DSU is a right that tracks the value of one Class B Non-Voting Share. Holders will be entitled to a cash payout when they cease to be a director. The cash payout will be based on market value of a Class B Non-Voting Share at the time of payout. When cash dividends are paid on Class B Non-Voting Shares, holders are credited with DSUs equal to the dividend. DSUs do not have voting rights as there are no shares underlying the plan.

During 2019, $nil was recognized as compensation expense (2018 – $2). The carrying value and intrinsic value of DSUs at August 31, 2019 was $24 and $20, respectively (August 31, 2018 – $24 and $20, respectively).

Employee share purchase plan

The Company’s ESPP provides employees with an incentive to increase the profitability of the Company and a means to participate in that increased profitability. Generally, all non-unionized full time or part time employees of the Company are eligible to enroll in the ESPP. Under the ESPP, eligible employees may contribute to a maximum of 5% of their monthly base

Notes to Consolidated Financial Statements Shaw Communications Inc.	121

compensation. The Company contributes an amount equal to 25% of the employee’s contributions, increasing to 33% once an employee reaches 10 years of continuous service.

During 2019, $6 was recorded as compensation expense (2018 – $7).

19.	EARNINGS (LOSS) PER SHARE

Earnings (loss) per share calculations are as follows:

	2019	2018 (restated, note 2)
Numerator for basic and diluted earnings per share ($)
Net income from continuing operations	733	39
Deduct: net income attributable to non-controlling interests in subsidiaries	(2)	–
Deduct: dividends on Preferred Shares	(9)	(8)

Net income attributable to common shareholders from continuing operations	722	31
Loss from discontinued operations attributable to common shareholders	–	(6)

Net income attributable to common shareholders	722	25

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	511	502
Effect of dilutive securities (1)	–	1

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	511	503

Basic earnings (loss) per share ($)
Continuing operations	1.41	0.06
Discontinued operations	–	(0.01)

Attributable to common shareholders	1.41	0.05
Diluted earnings (loss) per share ($)
Continuing operations	1.41	0.06
Discontinued operations	–	(0.01)

Attributable to common shareholders	1.41	0.05

(1)

The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the year ended August 31, 2019, 6,126,210 options were excluded from the diluted earnings per share calculation (2018 – 4,263,940).

20.	DIVIDENDS

Common share dividends

The holders of Class A Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors determines to declare on a share-for-share basis, as and when any such dividends are declared or paid. The holders of Class B Non-Voting Shares are entitled to receive during each dividend period, in priority to the payment of dividends on the Class A Shares, an additional dividend at a rate of $0.0025 per share per annum. This additional dividend is subject to proportionate adjustment in the event of future consolidations or subdivisions of shares and in the event of any issue of shares by way of stock dividend. After payment or setting aside for payment of the additional non-cumulative dividends on the Class B Non-Voting Shares, holders of Class A Shares and Class B Non-Voting Shares participate equally, share for share, as to all subsequent dividends declared.

Preferred share dividends

Holders of the Series A Preferred Shares were entitled to receive, as and when declared by the Company’s Board of Directors, a cumulative quarterly fixed dividend yielding 4.50% annually for the initial period ending June 30, 2016. Commencing

122	Shaw Communications Inc. 2019 Annual Report

June 30, 2016, the dividend rate was reset to 2.791% for the five year period ending June 30, 2021. Thereafter, the dividend rate will be reset every five years at a rate equal to the then current 5-year Government of Canada bond yield plus 2.00%. Holders of Series A Preferred Shares had the right, at their option, to convert their shares into Cumulative Redeemable Floating Rate Preferred Shares, Series B (the “Series B Preferred Shares”), subject to certain conditions, on June 30, 2016 and on June 30 every five years thereafter, with the next conversion date being June 30, 2021.

On June 30, 2016, 1,987,607 Series A Preferred Shares were converted into an equal number of Series B Preferred Shares. The Series B Preferred Shares also represent a series of Class 2 preferred shares and holders will be entitled to receive cumulative quarterly dividends, as and when declared by the Company’s Board of Directors, at a rate set quarterly equal to the then current three-month Government of Canada Treasury Bill yield plus 2.00%. The floating quarterly dividend rate for the Series B Preferred Shares were set as follows:

Period	Annual Dividend Rate
June 30, 2016 to September 29, 2016	2.539%
September 30, 2016 to December 30, 2016	2.512%
December 31, 2016 to March 30, 2017	2.509%
March 31, 2017 to June 29, 2017	2.480%
June 30, 2017 to September 29, 2017	2.529%
September 30, 2017 to December 30, 2017	2.742%
December 31, 2017 to March 30, 2018	2.872%
March 31, 2018 to June 29, 2018	3.171%
June 30, 2018 to September 29, 2018	3.300%
September 30, 2018 to December 30, 2018	3.509%
December 31, 2018 to March 30, 2019	3.713%
March 31, 2019 to June 29, 2019	3.682%
June 30, 2019 to September 29, 2019	3.687%
September 30, 2019 to December 30, 2019	3.638%

Dividend reinvestment plan

The Company has a Dividend Reinvestment Plan (“DRIP”) that allows holders of Class A Shares and Class B Non-Voting Shares who are residents of Canada and, effective December 16, 2016, the United States, to automatically reinvest monthly cash dividends to acquire additional Class B Non-Voting Shares. As at and for the years ended August 31, 2019 and August 31, 2018, Class B Non-Voting Shares distributed under the Company’s DRIP were new shares issued from treasury at a 2% discount from the 5 day weighted average market price immediately preceding the applicable dividend payment date.

Subsequent to year-end, on October 24, 2019, and in accordance with the terms of our Dividend Reinvestment Plan (the “DRIP”), the Company’s Board of Directors approved changes to the Company’s DRIP program. In lieu of issuing shares from treasury, it will satisfy its share delivery obligations under the DRIP by purchasing Class B Shares on the open market. In addition, the Company will reduce its discount from 2% to 0% for the Class B Shares delivered under the DRIP. These changes to the DRIP will apply to the dividends payable on November 28, 2019 to shareholders of record on November 15, 2019.

Dividends declared

The dividends per share recognized as distributions to common shareholders for dividends declared during the year ended August 31, 2019 and 2018 are as follows:

2019		2018
Class A Voting Share	Class B Non-Voting Share	Class A Voting Share	Class B Non-Voting Share
1.1825	1.1850	1.1825	1.1850

Notes to Consolidated Financial Statements Shaw Communications Inc.	123

The dividends per share recognized as distributions to preferred shareholders for dividends declared during the year ended August 31, 2018 and 2017 are as follows:

2019		2018
Series A Preferred Share	Series B Preferred Share	Series A Preferred Share	Series B Preferred Share
0.6978	0.9119	0.6978	0.7553

On June 27, 2019, the Company declared dividends of $0.17444 per Series A Preferred Share and $0.23044 per Series B Preferred Share which were paid on September 30, 2019. The total amount paid was $2 of which $1 was not recognized as at August 31, 2019.

On October 25, 2019, the Company declared dividends of $0.098542 per Class A Voting Share and $0.09875 per Class B Non-Voting Share payable on each of December 30, 2019, January 30, 2020 and February 27, 2020 to shareholders of record at the close of business on December 13, 2019, January 15, 2020 and February 14, 2020, respectively.

On October 25, 2019, the Company declared dividends of $0.17444 per Series A Preferred Share and $0.22738 per Series B Preferred Share payable on December 31, 2019 to holders of record at the close of business on December 13, 2019.

21.	OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for 2019 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	3	(1)	2
Adjustment for hedged items recognized in the period	(3)	1	(2)
Share of other comprehensive income of associates	(13)	–	(13)
Reclassification of accumulated loss to income related to the sale of an associate	(3)	–	(3)

	(16)	–	(16)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:	(52)	13	(39)

	(68)	13	(55)

Components of other comprehensive income and the related income tax effects for 2018 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	7	(2)	5
Adjustment for hedged items recognized in the period	4	(1)	3
Share of other comprehensive income of associates	10	–	10

	21	(3)	18
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	101	(27)	74

	122	(30)	92

124	Shaw Communications Inc. 2019 Annual Report

Accumulated other comprehensive loss is comprised of the following:

	2019 $	2018 $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	–
Share of other comprehensive income of associates	18	18
Reclassification of accumulated loss to income related to the sale of an associate	(18)	–
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:	(95)	(57)

	(94)	(39)

22.	REVENUE

Contract assets and liabilities

The table below provides a reconciliation of the significant changes to the current and long-term portion of contract assets and liabilities balances during the year.

	Contract Assets	Contract Liabilities
September 1, 2017	59	235
Increase in contract assets from revenue recognized during the period	198	–
Contract assets transferred to trade receivables	(118)	–
Contract terminations transferred to trade receivables	(4)	–
Revenue recognized included in contract liabilities at the beginning of the year	–	(225)
Increase in contract liabilities during the period	–	234

August 31, 2018	135	244
Increase in contract assets from revenue recognized during the period	179	–
Contract assets transferred to trade receivables	(145)	–
Contract terminations transferred to trade receivables	(11)	–
Revenue recognized included in contract liabilities at the beginning of the year	–	(236)
Increase in contract liabilities during the period	–	230

August 31, 2019	158	238

	Contract Assets	Contract Liabilities
Current	103	226
Long-term	32	18

Balance as at September 1, 2018	135	244

Current	106	223
Long-term	52	15

Balance as at August 31, 2019	158	238

Notes to Consolidated Financial Statements Shaw Communications Inc.	125

Deferred commission cost assets

The table below provides a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the year ended August 31, 2019 and 2018. We believe these amounts to be recoverable through the revenue earned from the related contracts. The deferred commission cost assets are presented within other current assets (when they will be amortized into net income within twelve months of the date of the financial statements) or other long-term assets.

September 1, 2017	57
Additions to deferred commission cost assets	70
Amortization recognized on deferred commission cost assets	(52)

August 31, 2018	75
Additions to deferred commission cost assets	85
Amortization recognized on deferred commission cost assets	(66)

August 31, 2019	94

Current	50
Long-term	25

Balance as at September 1, 2018	75

Current	59
Long-term	35

Balance as at August 31, 2019	94

Commission costs are amortized over a period ranging from 24 to 36 months.

Disaggregation of revenue

	2019 $	2018 (restated, note 2) $
Services
Wireline – Consumer	3,707	3,725
Wireline – Business	593	567
Wireless	694	564

	4,994	4,856

Equipment and other
Wireless	353	337

	353	337

Intersegment eliminations	(7)	(4)

Total revenue	5,340	5,189

126	Shaw Communications Inc. 2019 Annual Report

Remaining performance obligations

The following table includes revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as at August 31, 2019:

	Within 1 year $	Within 2 years $	Total $
Wireline	2,747	1,211	3,958
Wireless	362	145	507

Total	3,109	1,356	4,465

When estimating minimum transaction prices allocated to the remaining unfilled, or partially unfulfilled, performance obligations, Shaw applied the practical expedient to not disclose information about remaining performance obligations that have original expected duration of one year or less and for those contracts where we bill the same value as that which is transferred to the customer.

23.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	2019 $	2018 (restated, note 2) $
Employee salaries and benefits (1)	663	1,158
Purchases of goods and services	2,514	2,420

	3,177	3,578

(1)

For the year ended August 31, 2019, employee salaries and benefits include a recovery of $9 in employee-related restructuring costs compared to $423 in restructuring costs for the year ended August 31, 2018.

24.	OTHER GAINS (LOSSES)

	2019 $	2018 (restated, note 2) $
Gain on disposal of fixed assets and intangibles	32	15
Gain on disposal of non-core business	6	–
Gain on disposal of investment	15	–
Other (1)	(3)	17

	50	32

(1)

Other gains (losses) generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership.

Notes to Consolidated Financial Statements Shaw Communications Inc.	127

25.	INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s net deferred tax liability consists of the following:

	2019 $	2018 (restated, note 2) $
Deferred tax assets	4	4
Deferred tax liabilities	(1,875)	(1,884)

Net deferred tax liability	(1,871)	(1,880)

Significant changes recognized to deferred income tax assets (liabilities) are as follows:

	Property, plant and equipment and software assets $	Broadcast rights, licences, customer relationships, trademark and brands $	Partnership income $	Non- capital loss carry- forwards $	Accrued charges $	Total $
Balance at September 1, 2017 (restated, note 2)	(265)	(1,680)	39	51	(4)	(1,859)
Recognized in statement of income	(22)	(53)	(10)	17	77	9
Recognized in other comprehensive income	–	–	–	–	(30)	(30)

Balance at August 31, 2018	(287)	(1,733)	29	68	43	(1,880)
Recognized in statement of income	(12)	107	(61)	25	(63)	(4)
Recognized in other comprehensive income	–	–	–	–	13	13

Balance at August 31, 2019	(299)	(1,626)	(32)	93	(7)	(1,871)

The Company has capital loss carryforwards of approximately $44 for which no deferred income tax asset has been recognized in the accounts. These capital losses can be carried forward indefinitely.

The Company has non-capital loss carryforwards of approximately $446 for which no deferred income tax asset has been recognized in the accounts. The balance expires in varying annual amounts from 2034 to 2036.

The Company has taxable temporary differences associated with its investment in its subsidiaries. No deferred tax liabilities have been provided with respect to such temporary differences as the Company is able to control the timing of the reversal and such reversal is not probable in the foreseeable future.

128	Shaw Communications Inc. 2019 Annual Report

The income tax expense differs from the amount computed by applying the statutory rates to income before income taxes for the following reasons:

	2019	2018 (restated, note 2)
Current statutory income tax rate	26.8%	26.9%

Income tax expense at current statutory rates	228	45
Net increase (decrease) in taxes resulting from:
Effect of tax rate changes	(102)	28
Equity (income) loss of an associate not recognized	(12)	54
Other	4	1

Income tax expense	118	128

The statutory income tax rate for the Company decreased from 26.9% in 2018 to 26.8% in 2019 as a result of provincial tax rate changes.

The components of income tax expense are as follows:

	2019 $	2018 (restated, note 2) $
Current income tax expense	114	137
Deferred tax expense (recovery) related to temporary differences	106	(37)
Deferred tax expense (recovery) from tax rate changes	(102)	28

Income tax expense	118	128

Notes to Consolidated Financial Statements Shaw Communications Inc.	129

26.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the Chief Executive Officer, President and Executive Vice President, Chief Financial & Corporate Development Officer and they review the operating performance of the Company by segments, which are comprised of Wireline and Wireless. As a result of the restructuring undertaken in 2017, the Company reorganized and integrated its management structure, previously separated in the Consumer and Business Network Services segments, into a combined Wireline segment, as costs were becoming increasingly inseparable between these segments. There was no change to the Wireless operating segment. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The chief operating decision makers utilize operating income before restructuring costs and amortization for each segment as a key measure in making operating decisions and assessing performance.

The Wireline segment provides Cable telecommunications services including Video, Internet, Wi-Fi, Phone, Satellite Video and data networking through a national fibre-optic backbone network to Canadian consumers, North American businesses and public-sector entities. The Wireless segment provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta.

Both of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

	2019 $	2018 (restated, note 2) $
Revenue
Wireline	4,300	4,292
Wireless	1,047	901

	5,347	5,193

Intersegment eliminations	(7)	(4)

	5,340	5,189

Operating income before restructuring costs and amortization
Wireline	1,955	1,915
Wireless	199	142

	2,154	2,057
Restructuring costs (1)	9	(446)
Amortization (1)	(1,038)	(1,025)

Operating income	1,125	586

Interest (1)
Operating	255	247
Other/non-operating	2	1

	257	248

Current taxes (1)
Operating	114	166
Other/non-operating	–	(29)

	114	137

(1)	The Company does not report restructuring costs, amortization, interest or cash taxes on a segmented basis.

130	Shaw Communications Inc. 2019 Annual Report

Capital expenditures

	2019 $	2018 (restated, note 2) $
Capital expenditures accrual basis
Wireline	784	965
Wireless	385	343

	1,169	1,308

Equipment costs (net of revenue)
Wireline	43	53

Capital expenditures and equipment costs (net)
Wireline	827	1,018
Wireless	385	343

	1,212	1,361

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	1,109	1,121
Additions to equipment costs (net)	42	49
Additions to other intangibles	147	131

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	1,298	1,301
Increase (decrease) in working capital and other liabilities related to capital expenditures	(28)	65
Decrease in customer equipment financing receivables	1	4
Less: Proceeds on disposal of property, plant and equipment	(59)	(9)

Total capital expenditures and equipment costs (net) reported by segments	1,212	1,361

27.	COMMITMENTS AND CONTINGENCIES

Commitments

(i) The Company has various long-term operating commitments as follows:

$
2020	681
2021 – 2024	859
Thereafter	362

1,902

Comprised of:	$
Lease of transmission facilities and premises	474
Lease and maintenance of transponders	445
Purchase obligations	983

1,902

(ii) The Company owns and leases Ku-band and C-band transponders on the Anik F1R, Anik F2 and Anik G1 satellites. As part of the Ku-band transponder agreements with Telesat Canada, the Company is committed to paying annual transponder maintenance and licence fees for each transponder from the time the satellite becomes operational for a period of 15 years.

Included in operating, general and administrative expenses are transponder maintenance expenses of $84 (2018 – $84) and rental expenses of $164 (2018 – $153).

Notes to Consolidated Financial Statements Shaw Communications Inc.	131

(iii) At August 31, 2019, the Company had capital expenditure commitments in the normal course of business of $181 in respect of fiscal 2020 to 2025.

Contingencies

The Company and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although resolution of such matters cannot be predicted with certainty, management does not consider the Company’s exposure to litigation to be material to these consolidated financial statements.

Guarantees

In the normal course of business the Company enters into indemnification agreements and has issued irrevocable standby letters of credit and commercial surety bonds with and to third parties.

Indemnities

Many agreements related to acquisitions and dispositions of business assets include indemnification provisions where the Company may be required to make payment to a vendor or purchaser for breach of contractual terms of the agreement with respect to matters such as litigation, income taxes payable or refundable or other ongoing disputes. The indemnification period usually covers a period of two to four years. Also, in the normal course of business, the Company has provided indemnifications in various commercial agreements, customary for the telecommunications industry, which may require payment by the Company for breach of contractual terms of the agreement. Counterparties to these agreements provide the Company with comparable indemnifications. The indemnification period generally covers, at maximum, the period of the applicable agreement plus the applicable limitations period under law.

The maximum potential amount of future payments that the Company would be required to make under these indemnification agreements is not reasonably quantifiable as certain indemnifications are not subject to limitation. However, the Company enters into indemnification agreements only when an assessment of the business circumstances would indicate that the risk of loss is remote. At August 31, 2019, management believes it is remote that the indemnification provisions would require any material cash payment.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

Irrevocable standby letters of credit and commercial surety bonds

The Company and certain of its subsidiaries have granted irrevocable standby letters of credit and commercial surety bonds, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of August 31, 2019, the guarantee instruments amounted to $6. The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s consolidated financial statements. The guarantee instruments mature at various dates during fiscal 2020 to fiscal 2022.

132	Shaw Communications Inc. 2019 Annual Report

28.	EMPLOYEE BENEFIT PLANS

Defined contribution pension plans

The Company has defined contribution pension plans for its non-union employees and, for the majority of these employees, contributes 5% of eligible earnings to the maximum amount deductible under the Income Tax Act. Effective January 1, 2019, the Company introduced a voluntary pension contribution matching program whereby, in addition to the 5% of Company contributions, employees who make voluntary contributions will receive a 25% match on contributions up to 5% of their eligible earnings. For union employees, the Company contributes amounts up to 9.8% of earnings to the individuals’ registered retirement savings plans. Total pension costs in respect of these plans were $31 (2018 – $32) of which $23 (2018 – $21) was expensed and the remainder capitalized.

Defined benefit pension plans

The Company has two non-registered retirement plans for designated executives and senior executives. The following is a summary of the accrued benefit liabilities recognized in the statement of financial position.

	2019	2018
Non-registered plans
Accrued benefit obligation	505	446
Fair value of plan assets	436	436

Accrued benefit liabilities and deficit	69	10

The plans expose the Company to a number of risks, of which the most significant are as follows:

(i) Volatility in market conditions: The accrued benefit obligations are calculated using discount rates with reference to bond yields closely matching the term of the estimated cash flows while many of the assets are invested in other types of assets. If plan assets underperform these yields, this will result in a deficiency. Changing market conditions in conjunction with discount rate volatility will result in volatility of the accrued benefit liabilities. To mitigate some of the investment risk, the Company has established long-term funding targets where the time horizon and risk tolerance are specified.

(ii) Selection of accounting assumptions: The calculation of the accrued benefit obligations involves projecting future cash flows of the plans over a long time frame. This means that assumptions used can have a material impact on the statements of financial position and comprehensive income because in practice, future experience of the plans may not be in line with the selected assumptions.

Non-registered pension plans

The Company provides a supplemental executive retirement plan (“SERP”) for certain of its senior executives. Benefits under this plan are based on the employees’ length of service and their highest three-year average rate of eligible pensionable earnings during their years of service. In 2012, the Company closed the plan to new participants and amended the plan to freeze base salary levels at August 31, 2012 for purposes of determining eligible pensionable earnings. Employees are not required to contribute to this plan.

The Company provides an executive retirement plan (“ERP”) for certain executives not covered by the SERP. Benefits under this plan are comprised of defined contribution and defined benefit components and are based on the employees’ length of service as well as final average earnings during their years of service. Employees are not required to contribute to this plan.

Notes to Consolidated Financial Statements Shaw Communications Inc.	133

The table below shows the change in benefit obligation and funding status and the fair value of plan assets.

	SERP $	ERP $	2019 Total $	SERP $	ERP $	2018 Total $
Accrued benefit obligation, beginning of year	429	17	446	518	14	532
Current service cost	5	6	11	6	8	14
Interest cost	16	1	17	17	1	18
Payment of benefits to employees	(17)	(1)	(18)	(18)	(7)	(25)
Transfer from DC plan	–	1	1	–	3	3
Remeasurements:
Effect of changes in demographic assumptions	(4)	–	(4)	(5)	–	(5)
Effect of changes in financial assumptions	53	3	56	–	–	–
Effect of experience adjustments (1)	(4)	–	(4)	(89)	(2)	(91)

Accrued benefit obligation, end of year	478	27	505	429	17	446

Fair value of plan assets, beginning of year	421	15	436	420	13	433
Employer contributions	–	5	5	–	5	5
Interest income	15	1	16	15	1	16
Transfer from DC plan	–	1	1	–	3	3
Payment of benefits	(17)	(2)	(19)	(18)	(7)	(25)
Return on plan assets, excluding interest income	(2)	(1)	(3)	4	–	4

Fair value of plan assets, end of year	417	19	436	421	15	436

Accrued benefit liability and plan deficit, end of year	61	8	69	8	2	10

(1)

In the second quarter of fiscal 2018, a remeasurement related to the effect of experience adjustments of $85 was recognized to reflect the decrease in the accrued benefit obligation due to demographic experience in the quarter.

The weighted average duration of the defined benefit obligation of the SERP and ERP at August 31, 2019 is 17.2 years and 20.0 years, respectively.

The underlying plan assets of the SERP and ERP at August 31, 2019 are invested in the following:

	SERP	ERP
Cash and cash equivalents	206	14
Fixed income securities	72	2
Equity securities – Canadian	43	1
Equity securities – Foreign	96	2

	417	19

All fixed income and equity securities have a quoted price in active market.

The tables below show the significant weighted-average assumptions used to measure the pension obligation and cost for the plans.

Accrued benefit obligation	2019 SERP %		2019 ERP %	2018 SERP %		2018 ERP %

Discount rate	2.90		2.90	3.70		3.70

Rate of compensation increase	3.00	(1)	3.00	3.00	(1)	3.00

134	Shaw Communications Inc. 2019 Annual Report

Benefit cost for the year	2019 SERP %		2019 ERP %	2018 SERP %		2018 ERP %

Discount rate	3.70		3.70	3.70		3.70

Rate of compensation increase	3.00	(1)	3.00	3.00	(1)	3.00

(1)	Applies only to incentive compensation component of eligible pensionable earnings.

The calculation of the accrued benefit obligation is sensitive to the assumptions above. A one percentage point decrease in the discount rate would have increased the accrued benefit obligation at August 31, 2019 by $88. A one percentage point increase in the rate of compensation increase would have increased the accrued benefit obligation by $14.

When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions, the present value of the defined benefit obligation has been calculated using the projected benefit method which is the same method that is applied in calculating the defined benefit liability recognized in the statement of financial position. The sensitivity analysis presented above may not be representative of the actual change in the accrued benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some assumptions may be correlated.

The net pension benefit plan expense, which is included in employee salaries and benefits expense, is comprised of the following components:

	SERP	ERP	2019 Total	SERP	ERP	2018 Total

Current service cost	5	6	11	6	8	14

Interest cost	16	1	17	17	1	18

Interest income	(15)	(1)	(16)	(15)	(1)	(16)

Pension expense	6	6	12	8	8	16

Other benefit plans

The Company has post-employment benefits plans that provide post-retirement health and life insurance coverage to certain executive level retirees and are funded on a pay-as-you-go basis. The table below shows the change in the accrued post-retirement obligation which is recognized in the statement of financial position.

	2019	2018

Accrued benefit obligation and plan deficit, beginning of year	3	4

Current service cost	–	–

Interest cost	–	–

Payment of benefits to employees	–	–

Remeasurements:

Effect of changes in demographic assumptions	1	(1)

Accrued benefit obligation and plan deficit, end of year	4	3

The weighted average duration of the benefit obligation at August 31, 2019 is 17.2 years.

The post-retirement benefit plan expense, which is included in employee salaries and benefits expense, is $nil (2018 – $nil) and is comprised of current service and interest cost.

The discount rates used to measure the post-retirement benefit cost for the year and the accrued benefit obligation as at August 31, 2019 were 3.70% and 2.90%, respectively (2018 – 3.80% and 3.70%, respectively). A one percentage point decrease in the discount rate would have increased the accrued benefit obligation at August 31, 2019 by $1.

Employer contributions

The Company’s estimated contributions to the defined benefit plans in fiscal 2020 is $6.

Notes to Consolidated Financial Statements Shaw Communications Inc.	135

29.	RELATED PARTY TRANSACTIONS

Controlling shareholder

The majority of the Class A Shares are held by the Shaw Family Living Trust (“SFLT”). The sole trustee of SFLT is a private company owned by JR Shaw and having a board comprised of seven directors, including JR Shaw as chair, Bradley S. Shaw, four other members of his family, and one independent director. JR Shaw and members of his family are represented as Directors, Senior Executive and Corporate Officers of the Company.

Significant investments in subsidiaries

The following are the significant subsidiaries of the Company, all of which are incorporated or partnerships in Canada.

	Ownership Interest
	August 31, 2019	August 31, 2018

Shaw Cablesystems Limited	100%	100%

Shaw Cablesystems G.P.	100%	100%

Shaw Cablesystems (VCI) Ltd.	100%	100%

Shaw Envision Inc.	100%	100%

Shaw Telecom Inc.	100%	100%

Shaw Telecom G.P.	100%	100%

Shaw Satellite Services Inc.	100%	100%

Star Choice Television Network Incorporated	100%	100%

Shaw Satellite G.P.	100%	100%

Freedom Mobile Inc.	100%	100%

Key management personnel and Board of Directors

Key management personnel consist of the most senior executive team and along with the Board of Directors, and have the authority and responsibility for planning, directing and controlling the activities of the Company.

Compensation

The compensation expense of key management personnel and Board of Directors is as follows:

	2019 $	2018 $
Short-term employee benefits	29	25
Post-employment pension benefits	9	8
Termination benefits	–	7
Share-based compensation	2	4

	40	44

Transactions

The Company paid $2 (2018 – $2) for collection, installation and maintenance services to a company controlled by a Director of the Company.

During the year, the Company paid $12 (2018 – $12) for remote control units to a supplier where Directors of the Company hold positions on the supplier’s board of directors.

During the year, network fees of $27 (2018 – $26) were paid to a programmer where a Director of the Company holds a position on the programmer’s board of directors.

At August 31, 2019, the Company had $4 owing in respect of these transactions (2018 – $4).

136	Shaw Communications Inc. 2019 Annual Report

On May 15, 2019, the Company completed the sale of a non-core parcel of land and the building located thereon (the “Property”), to an affiliate of Shaw Family Living Trust (“SFLT”) (the “Purchaser”), for total net proceeds of approximately $45. The Property had a net book value of approximately $4 resulting in a gain on disposition of approximately $41. The purchase price was determined based on appraisals performed by two independent valuators. As part of the transaction, the Purchaser agreed to lease back the Property to the Company for a term of three years at market rental rates (which was also based on appraisals from the two independent valuators) allowing the Company to monetize a non-core asset. The transaction was approved by the independent Board members of the Company.

Other related parties

The Company has entered into certain transactions and agreements in the normal course of business with certain of its related parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Corus

The Company and Corus are subject to common voting control. During the year, network fees of $124 (2018 – $133), advertising fees of $2 (2018 – $4), programming fees of $16 (2018 – $16), and administrative fees of $4 (2018 – $2) were paid to various Corus subsidiaries and entities subject to significant influence. In addition, the Company provided administrative, advertising and other services for $5 (2018 – $5), uplink of television signals for $8 (2018 – $8), and Internet services and lease of circuits for $1 (2018 – $1). At August 31, 2019, the Company had a net of $11 owing in respect of these transactions (2018 – $13).

The Company provided Corus with advertising spots in return for radio and television advertising. No monetary consideration was exchanged for these transactions and no amounts were recorded in the accounts.

Burrard Landing Lot 2 Holdings Partnership

During the year, the Company paid $10 (2018 – $12) to the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, BC, is the Company’s headquarters for its lower mainland operations. At August 31, 2019, the Company had a remaining commitment of $55 in respect of the office space lease which is included in the amounts disclosed in note 27.

30.	FINANCIAL INSTRUMENTS

Fair values

The fair value of financial instruments has been determined as follows:

(i) Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii) Investments and other assets and Other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at approximate fair value. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii) Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market rates. Other notes and debentures are valued based upon current trading values for similar instruments.

(iv) Derivative financial instruments

The fair value of US currency forward purchase contracts is determined using an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

Notes to Consolidated Financial Statements Shaw Communications Inc.	137

The carrying values and estimated fair values of an investment in a publicly traded company and long-term debt are as follows:

	August 31, 2019		August 31, 2018
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Assets
Investment in publicly traded company (1)	–	–	615	298
Liabilities
Long-term debt (including current portion) (2)	5,308	6,014	4,311	4,788

(1)	Level 1 fair value – determined by quoted market prices.
(2)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

Risk management

The Company is exposed to various market risks including currency risk and interest rate risk, as well as credit risk and liquidity risk associated with financial assets and liabilities. The Company has designed and implemented various risk management strategies, discussed further below, to ensure the exposure to these risks is consistent with its risk tolerance and business objectives.

Market risk

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate as a result of changes in market prices, including foreign exchange and interest rates, the Company’s share price and market price of publicly traded investments.

Currency risk

Certain of the Company’s capital expenditures and equipment costs are incurred in US dollars, while its revenue is primarily denominated in Canadian dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have an adverse effect on the Company’s cash flows. To mitigate some of the uncertainty in respect to capital expenditures and equipment costs, the Company regularly enters into forward contracts in respect of US dollar commitments. With respect to 2019, the Company entered into forward contracts to purchase US $96 over a period of 12 months commencing in September 2018 at an average exchange rate of 1.2915 Cdn. At August 31, 2019 the Company had forward contracts to purchase US $72 over a period of 12 months commencing September 2019 at an average exchange rate of 1.3115 Cdn in respect of US dollar commitments.

Interest rate risk

Due to the capital-intensive nature of its operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are a banking facility and various Canadian senior notes with varying maturities issued in the public markets as more fully described in Note 14.

Interest on the Company’s unsecured banking facility and AR securitization program are based on floating rates, while the senior notes are fixed-rate obligations. When drawn, the Company utilizes its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. As at August 31, 2019, 100% of the Company’s consolidated long-term debt was fixed with respect to interest rates.

Sensitivity analysis

The sensitivity to currency risk has been determined based on a hypothetical change in Canadian dollar to US dollar foreign exchange rates of 10%. Foreign exchange forward contracts would be impacted by this hypothetical change resulting in a change to other comprehensive income by $7 net of tax (2018 – $9). A portion of the Company’s accounts receivables and accounts payable and accrued liabilities is denominated in US dollars; however, due to their short-term nature, there is no significant market risk arising from fluctuations in foreign exchange rates.

Interest on the Company’s banking facility is based on floating rates. As at August 31, 2019 there is no significant market risk arising from interest rate fluctuations within a reasonably contemplated range from their actual amounts.

At August 31, 2019, a one dollar change in the Company’s Class B Non-Voting Shares would have had an impact on net income of $1 (August 31, 2018 – $1) in respect of the Company’s DSU, RSU, and PSU plans.

138	Shaw Communications Inc. 2019 Annual Report

Credit risk

Accounts receivable in respect of the Consumer, Business and Wireless divisions are not subject to any significant concentrations of credit risk due to the Company’s large and diverse customer base. As at August 31, 2019, the Company had accounts receivable of $287 (August 31, 2018 – $255), net of the allowance for doubtful accounts of $98 (August 31, 2018 – $57). The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the customer account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. As at August 31, 2019, $158 (August 31, 2018 – $123) of accounts receivable is considered to be past due, defined as amounts outstanding past normal credit terms and conditions. Uncollectible accounts receivable are charged against the allowance account based on the age of the account and payment history. The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk.

The Company mitigates credit risk of subscriber receivables through advance billing and procedures to downgrade or suspend services on accounts that have exceeded agreed credit terms and routinely assesses the financial strength of its business customers through periodic review of payment practices.

Credit risks associated with US currency contracts arise from the inability of counterparties to meet the terms of the contracts. In the event of non-performance by the counterparties, the Company’s accounting loss would be limited to the net amount that it would be entitled to receive under the contracts and agreements. In order to minimize the risk of counterparty default under its swap agreements, the Company assesses the creditworthiness of its swap counterparties.

Liquidity risk

Liquidity risk is the risk that the Company will experience difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk by monitoring cash flow generated from operations, available borrowing capacity, and by managing the maturity profiles of its long-term debt.

The Company’s undiscounted contractual maturities as at August 31, 2019 are as follows:

	Short-term borrowings	Accounts payable and accrued liabilities(1)	Other Long-Term Liabilities	Long-term debt repayable at maturity	Interest payments

Within one year	40	1,015	–	1,251	217

1 to 3 years	–	–	1	802	360

3 to 5 years	–	–	1	1,002	320

Over 5 years	–	–	1	2,295	1,608

	40	1,015	3	5,350	2,505

(1)	Includes accrued interest and dividends of $244.

31.	CONSOLIDATED STATEMENTS OF CASH FLOWS

(i) Funds flow from continuing operations

	2019 $	2018 (restated, note 2) $
Net income from continuing operations	733	39
Adjustments to reconcile net income to funds flow from operations:
Amortization	1,041	1,028
Deferred income tax expense (recovery)	4	(9)
Share-based compensation	3	3
Defined benefit pension plans	7	11
Equity (income)/ loss of an associate or joint venture	(46)	200
Loss on disposal of an associate or joint venture	109	–
Gain on disposal of investments	(15)	–
Net change in contract asset balances	(23)	(76)
Gain on disposal of fixed assets and intangibles	(32)	(15)
Other	(4)	(4)

Funds flow from continuing operations	1,777	1,177

Notes to Consolidated Financial Statements Shaw Communications Inc.	139

(ii) Interest and income taxes paid and interest received and classified as operating activities are as follows:

	2019 $	2018 $
Interest paid	230	239
Income taxes paid (net of refunds)	166	155
Interest received	29	4

(iii) Non-cash transactions

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	2019 $	2018 $
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan (note 20)	217	211

32.	CAPITAL STRUCTURE MANAGEMENT

The Company’s objectives when managing capital are:

(i) to maintain a capital structure which optimizes the cost of capital, provides flexibility and diversity of funding sources and timing of debt maturities, and adequate anticipated liquidity for organic growth and strategic acquisitions;

(ii) to maintain compliance with debt covenants; and

(iii) to manage a strong and efficient capital base to maintain investor, creditor and market confidence.

The Company defines capital as comprising all components of shareholders’ equity (other than non-controlling interests and amounts in accumulated other comprehensive income/loss), long-term debt (including the current portion thereof), short-term borrowings and bank indebtedness less cash and cash equivalents.

	2019 $	2018 (restated, note 2) $
Cash	(1,446)	(384)
Short-term borrowings	40	40
Long-term debt repayable at maturity	5,350	4,350
Share capital	4,605	4,349
Contributed surplus	26	27
Retained earnings	1,745	1,632

	10,320	10,014

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of underlying assets. The Company may also from time to time change or adjust its objectives when managing capital in light of the Company’s business circumstances, strategic opportunities, or the relative importance of competing objectives as determined by the Company. There is no assurance that the Company will be able to meet or maintain its currently stated objectives.

The Company’s credit facilities are subject to covenants which include maintaining minimum or maximum financial ratios, including total debt to operating cash flow/adjusted earnings before interest, taxes, depreciation and amortization, and operating cash flow to fixed charges. At August 31, 2019, the Company is in compliance with these covenants and based on current business plans and economic conditions, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants.

The Company’s overall capital structure management strategy remains unchanged from the prior year.

140	Shaw Communications Inc. 2019 Annual Report

33.	SUBSEQUENT EVENTS

On October 1, 2019, the Company repaid $1,250 of 5.65% senior notes at their maturity.

Subsequent to year-end, on October 24, 2019, in accordance with the terms of our Dividend Reinvestment Plan (the “DRIP”), the Company announced that in lieu of issuing shares from treasury, it will satisfy its share delivery obligations under the DRIP by purchasing Class B Shares on the open market. In addition, the Company will reduce its discount from 2% to 0% for the Class B Shares delivered under the DRIP. These changes to the DRIP will apply to the dividends payable on November 28, 2019 to shareholders of record on November 15, 2019.

Subsequent to year-end, on October 29, 2019, the Company announced that it had received approval from the Toronto Stock Exchange (“TSX”) to establish a normal course issuer bid (“NCIB”) program. The program commenced on November 1, 2019 and will remain in effect until October 31, 2020. As approved by the TSX, the Company has the ability to purchase for cancellation up to 24,758,127 Class B Shares representing 5% of all of the issued and outstanding Class B Shares as at October 18, 2019. As of November 15, 2019, the Company has purchased 483,428 Class B Non-Voting Shares for cancellation for a total cost of approximately $13 million under the NCIB.

On November 21, 2019, the Company extended the term of its $1.5 billion bank credit facility from December 2023 to December 2024. This credit facility is used for working capital and general corporate purposes.

Notes to Consolidated Financial Statements Shaw Communications Inc.	141